UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 14, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 14 May 2019 entitled ‘VODAFONE ANNOUNCES RESULTS FOR THE YEAR ENDED 31 MARCH 2019’

RNS: 9328Y

Vodafone Group Plc

Vodafone announces results for the year ended 31 March 2019

14 May 2019

Financial highlights

•                  Group revenues of €43.7 billion. The loss for the financial year of €7.6 billion was primarily due to a loss on disposal of Vodafone India (following the completion of the merger with Idea Cellular) and impairments, as announced in November

•                  Organic service revenue (excluding handset financing and settlements in Germany, IAS 18 basis) up 0.3%** (Q4 -0.6%**), as good performance in most markets offset increased competition in Spain and Italy and headwinds in South Africa

•                  Organic adjusted EBITDA up 3.1%** (excluding handset financing and prior year settlements, IAS 18 basis), meeting guidance for ‘around 3%’ growth. This was supported by an operating expense decline of €0.4 billion in Europe and common functions

•                  Free cash flow pre-spectrum of €5.5 billion (guidance basis), with sustained capital additions of €7.2 billion (16.0% of revenue)

•                  Dividend per share rebased to 9.00 eurocents (15.07 eurocents in FY18), implying a final dividend of 4.16 eurocents; progressive future dividend policy

•                  2020 financial guidance (IFRS15/16 basis): Adjusted EBITDA of €13.8 billion - €14.2 billion, implying low single digit organic growth. Free cash flow pre-spectrum of at least €5.4 billion

Operational highlights

•                  Deepening customer engagement: record low mobile contract churn in H2, over 1.0 million net additions in fixed broadband and 1.1 million in convergence during the year, and stabilising commercial trends in Italy and Spain during Q4

•                  Accelerating digital transformation: actions taken to deliver over half of the net operating expense reduction target for Europe & common functions of at least €1.2 billion by FY21, supporting a fourth consecutive year of EBITDA margin expansion

•                  Improving asset utilisation: 4G/5G active network sharing agreements announced in Italy and Spain, unlocking aggregate mid-term savings of c.€200 million per annum, and UK agreement extended to 5G; cost synergy targets accelerated in India and Netherlands

•                  Portfolio optimisation: completion of merger in India and successful €3.2 billion rights issue; sale of New Zealand for €2.1 billion; actively exploring options to monetise our towers in Italy, the Netherlands, Spain and the UK; on track to complete Liberty Global acquisitions in July.

		2019		2018		Reported
		IFRS 15		IAS 18		Growth
	Page	€m		€m		%
Group revenue	29	43,666		46,571		(6.2)
Operating (loss)/profit	29	(951)		4,299		n/m
(Loss)/profit for the financial year	29	(7,644)		2,788		n/m
Basic (loss)/earnings per share	29	(29.05	)c	8.78	c	n/m
Total dividends per share	41	9.00	c	15.07	c	n/m
Net debt	21	(27,033)		(29,631)		(8.8)

		2019		2018		Growth
		IAS 18		IAS 18		Reported	Organic **
Alternative performance measures[1]		€m		€m		%	%
Group service revenue	10	39,220		41,066		(4.5)	+0.3
Adjusted EBITDA	10	14,139		14,737		(4.1)	+3.1
Adjusted EBIT	10	4,474		4,827		(7.3)	+9.4
Adjusted earnings per share	20	5.26	c	11.59	c	(54.6)
Free cash flow pre-spectrum	21	5,443		5,417		+0.5
Free cash flow	21	4,411		4,044		+9.1

Nick Read, Group Chief Executive, commented:

“We are executing our strategy at pace and have achieved our guidance for the year, with good growth in most markets but also increased competition in Spain and Italy and headwinds in South Africa. These challenges weighed on our service revenue growth during the year, and together with high spectrum auction costs have reduced our financial headroom. The Group is at a key point of transformation — deepening customer engagement, accelerating digital transformation, radically simplifying our operations, generating better returns from our infrastructure assets and continuing to optimise our portfolio. To support these goals and to rebuild headroom, the Board has made the decision to rebase the dividend, helping us to reduce debt and delever to the low end of our target range in the next few years.

We are making strong progress on the priorities I described in November, supporting our outlook for EBITDA growth in FY20, with improving momentum in H2. Together with the strategic and financial benefits of the Liberty Global transaction, which we expect to close in July, this underpins our ambition to grow free cash flow and improve shareholder returns going forwards.”

CHIEF EXECUTIVE’S STATEMENT

Financial review of the year

Financial results: Statutory performance measures

Following the adoption of IFRS 15 “Revenue from Contracts with Customers” on 1 April 2018, the Group’s statutory results for the year ended 31 March 2019 are on an IFRS 15 basis, whereas the statutory results for the year ended 31 March 2018 are, as previously reported, on an IAS 18 basis. Any comparison between the two bases of reporting is not meaningful. As a result, the discussion of our operating results is primarily on an IAS 18 basis for all periods presented. See “Alternative performance measures” on page 44 for more information and reconciliations to the closest respective equivalent GAAP measures.

Group revenue declined by 6.2% to €43.7 billion, reflecting foreign exchange headwinds, the impact of the adoption of IFRS 15, which nets certain components of dealer commissions from service revenues, and the sale of Vodafone Qatar. We recorded an operating loss of €951 million, down €5.3 billion, primarily driven by impairments totalling €3.5 billion in Spain, Romania and Vodafone Idea and €0.3 billion of losses in our equity associates and JVs, with losses in Vodafone Idea partially offset by gains at Vodafone Ziggo and Safaricom.

The loss for the financial year of €7.6 billion reflects these impairments, a loss on disposal of Vodafone India of €3.4 billion recognised following the completion of the merger with Idea Cellular on 31 August, higher net financing costs (following adverse foreign exchange movements, mark to market losses and higher gross borrowings associated with the Liberty Global transaction) and the de-recognition of a deferred tax asset in Spain. Basic loss per share was 29.05 eurocents, compared to earnings per share of 8.78 eurocents for the year ended 31 March 2018.

Financial results: Alternative performance measures

On an IAS 18 basis, Group organic service revenue (excluding UK handset financing and a settlement in Germany) grew 0.3%** (Q3: 0.1%**, Q4: -0.6%**). Growth was driven by fixed market share gains in both the European Consumer and Vodafone Business customer segments and by strong mobile data demand and customer base growth in the Emerging Consumer segment, which offset increased competitive pressures in Italy and Spain and the drag from lower wholesale revenue.

Group organic adjusted EBITDA grew 3.1%** (excluding UK handset financing and settlements in Germany and the UK). This reflected growth across the majority of our markets, partially offset by declines in Spain, Italy and South Africa. Growth was supported by operating expense reduction in Europe and common functions, which was only partially offset by inflationary cost pressures in Rest of the World.

The Group adjusted EBITDA margin (excluding UK handset financing and prior year settlements in Germany) increased by 0.5 percentage points to 31.1%**, and we delivered a fourth consecutive year of EBITDA margin expansion. On the same basis adjusted EBIT increased by 9.4%**, driven by adjusted EBITDA growth and lower depreciation and amortisation expenses.

On a reported basis, adjusted EBITDA and adjusted EBIT declined, reflecting a lower benefit from handset financing in the UK, settlements in the UK and Germany in the prior year and the sale of Qatar.

The Group’s adjusted effective tax rate for the year was 24.4% compared to 20.6% last year. This higher rate is primarily due to a change in the country mix of the Group’s profits and the closing of tax audits in Germany and Romania in the prior year.

Adjusted earnings per share, which exclude impairment losses and the results of Vodafone India for the first five months of the year, were 5.26 eurocents, a decrease of 55% year-on-year, reflecting lower adjusted EBIT and share of adjusted results in associates and joint ventures and higher net financing costs.

Liquidity and capital resources

Free cash flow pre-spectrum was stable year on year at €5.4 billion. Lower adjusted EBITDA and higher dividends to non-controlling interests were balanced by an improved working capital performance, partially due to the sale of customer receivables, and lower cash interest.

Free cash flow post-spectrum and cash restructuring costs was €4.4 billion, compared to €4.0 billion in the prior year. Spectrum payments were €0.8 billion, reflecting 3400MHz spectrum acquired in the UK, 700 Mhz/3700 Mhz spectrum acquired in Italy and 3700 Mhz spectrum acquired in Spain to support the rollout of 5G services. Cash restructuring costs of €0.2 billion were similar to the prior year.

Net debt as at 31 March 2019 was €27.0 billion compared to €29.6 billion as at 31 March 2018. This reflects free cash flow generation in the period of €5.4 billion pre-spectrum, a €3.8 billion benefit from the Mandatory Convertible Bond issuance and €2.1 billion in proceeds from the redemption of Verizon loan notes. Offsetting these inflows were dividend payments of €4.1 billion, accrued spectrum costs of €2.8 billion (with the majority of the €2.4 billion cost of the Italian auction payable only in 2022), a net cash outflow to India from Vodafone Group of €0.8 billion in connection with the Vodafone Idea transaction, and a €0.6 billion cash outflow for the partial repurchase of Mandatory Convertible Bonds.

The Board has recommended a total dividend per share for the year of 9 eurocents, implying a final dividend per share of 4.16 eurocents.

Strategic review of the year

The Group announced a revised strategy in November 2018, identifying five drivers of sustainable revenue and free cash flow growth, which are described below. During the second half of the year ended 31 March 2019, the Group made rapid progress in executing against these initiatives. The foundation of our strategy remains our significant investments in leading mobile and fixed Gigabit networks, which support a leading customer experience. Based on Consumer net promoter scores, at the end of the period the Group was a leader or co-leader in 16 out of 20 markets, including five out of our six largest markets.

Europe Consumer: Selling ‘one more product’ per customer, lowering churn through convergence

The European Consumer customer segment accounted for 49% of Group service revenues during the year.

Strategy update

We aim to drive growth in the Europe Consumer segment by developing deeper customer engagement, with a strong focus on our existing base. We intend to both cross-sell additional products (e.g., broadband, family SIMs, TV) and up-sell new experiences (including higher speeds with 4G Evo / 5G, low latency mobile gaming services and a wide range of Consumer IoT devices, enabled by our leading ‘V by Vodafone’ global platform). Our objective is to increase revenue per customer and to significantly reduce churn as an increasing proportion of our customer base becomes converged over time.

Our determination to compete effectively in all market segments is highlighted by the strong performance of our second brands ‘ho.’ in Italy and ‘Lowi’ in Spain during the year, and by increased commercial traction for our sub-brand ‘Voxi’ in the UK. In April 2019 we introduced new, simplified mobile plans in Germany and simple, speed-differentiated unlimited data plans for both convergent and mobile-only customers in Spain. These new commercial approaches, tailored for each market, primarily aim to drive value growth from our existing customers.

We also intend to build Europe’s largest 5G network, reaching over 50 cities by the end of FY20 following commercial launches during the summer. In addition to potential new revenue streams, 5G’s improved spectral and energy efficiency supports up to a 10x reduction in the cost per Gigabyte, which will allow the Group to limit future growth in network operating costs despite strong expected traffic growth.

Performance update

Europe Consumer service revenues excluding UK handset financing and settlements declined by 1.1%**, with fixed growth of 2.6%** offset by a mobile decline of 2.4%**. Excluding Italy and Spain, service revenues grew by 2.7%**, with fixed growth of 5.2%** and mobile growing by 1.7%**.

In Consumer Fixed, we continued to expand our NGN footprint, which is the largest in Europe. On a pro-forma basis for the acquisition of Liberty Global’s cable assets (announced in May 2018), we covered 122 million households at the end of the period, with 54 million ‘on-net’ (including VodafoneZiggo). We are already able to offer superior gigabit-speeds via DOCSIS3.1 on Cable and via FTTH to 23 million of these homes, and will enable most of the remaining homes in the next few years. This creates significant scope to increase on-net broadband customer penetration, which is currently 28%, at attractive incremental margins.

Including VodafoneZiggo, we had 18.8 million fixed broadband customers, 6.6 million converged customers and 13.6 million TV customers in Europe at the end of the period. We maintained good commercial momentum in all markets other than Spain, which was impacted by increased competitive intensity and by our decision not to renew unprofitable football rights. Excluding VodafoneZiggo, we added 0.7 million broadband customers, 1.5 million NGN customers and 1.1 million converged customers (partially supported by the first-time recognition of prepaid customers in Germany). Our TV customer base was stable, as football customer losses in Spain and basic TV customer losses in Germany were offset by growth in our other markets. Fixed represented 28% of segment revenues.

In Consumer mobile we saw an encouraging 1.0 percentage point year-on-year reduction in contract churn during H2, reaching record low levels. Data growth remained strong at 52% in the year, with average smartphone usage increasing to 3.7 GB per month by the final quarter. Our ability to monetise this growth varied by market. In the UK Consumer ARPU increased thanks to RPI-linked price increases, while in Germany the benefit of more-for-more actions was offset by a mix shift towards SIM-only / family SIMs and convergence discounts. In Italy and Spain, increased competition led to ARPU declines.

Vodafone Business: A leading international challenger in fixed, ‘industrialising’ IoT

Vodafone Business accounted for 30% of Group service revenues during the year.

Strategy update

Our strategy is to drive growth and deepen our existing mobile customer relationships by cross-selling additional services including next generation fixed, IoT and Cloud services. We aim to increase revenue per account and reduce churn, while also improving productivity through our salesforce transformation initiative and the rapid digitalisation of our operations.

We believe our unique global footprint and extensive partner market relationships provide us with deeper economics in more markets, and therefore a competitive advantage in selling to multinational customers, which represent c.20% of Vodafone Business service revenues and are managed centrally by our ‘Vodafone Global Enterprise’ team.

We aim to build on our strength in connectivity to become the partner of choice for local corporate / government customers (which represent c.30% of Vodafone Business revenues) and for multinationals, leveraging our leading global IoT platform. We are investing in IoT solutions for specific industry verticals, expanding from our current focus on automotive and insurance to digital buildings, healthcare and logistics.

We also see a significant window of opportunity to gain share as the Wide Area Networking (WAN) market transitions to Software Defined Networking (SDN), which offers large enterprise customers both greater flexibility and significant cost savings compared to legacy products.

Our opportunity in Cloud services was significantly enhanced in January 2019 by the strategic commercial partnership we reached with IBM. Under the terms of the eight-year managed services agreement, Vodafone Business customers will immediately have access to IBM’s leading multi-cloud offering. We also intend to co-develop new digital solutions, combining the strengths of Vodafone’s leadership in IoT and 5G with IBM’s multi-cloud, industry and professional services capabilities. The partnership enables the Group to move to a variable cost model for cloud services, and to reduce our dependence on capital intensive legacy datacenters.

For SoHo and SME customers, which represent c.50% of Vodafone Business service revenues, we aim to cross-sell fixed and unified communications propositions and also to position Vodafone as an integrator of value added digital and IoT services, offsetting the pressure on mobile prices.

Performance update

Overall, Vodafone Business service revenues grew by 0.3%*, led by good growth in Rest of the World (3.7%*) and a stable performance in Europe.

Fixed revenues, which represent 32% of Vodafone Business, grew at 3.8%*, supported by ongoing market share gains in fixed, security and cloud services.

Mobile declined by 1.3%* as customer growth and IoT gains were offset by significant ARPU declines. These declines were broad-based, and reflect both pricing pressure in large corporate accounts and the headwind to SoHo ARPU created by lower Consumer price levels, particularly in Italy and Spain.

IoT connections rose 24% in the year to 85 million, supporting IoT connectivity revenue growth of 14.5%*. Overall IoT revenues increased by 9.7%*,  dragged by a decline in Automotive.

The Vodafone Business contribution margin expanded by 180 basis points in the year, reflecting the benefits of our focus on customer profitability as well as our salesforce transformation and digitalisation initiatives.

Emerging Consumer: Driving data penetration, growing digital and financial services

The Emerging Consumer segment accounted for 16% of Group service revenues during the year.

Strategy update

We continue to see significant growth potential in our African and Middle Eastern markets as we benefit from rising data and smartphone penetration. Data penetration is currently still low, with only 28% of our mobile customer base using 4G services, and with smartphone penetration still well below developed market levels. As 4G smartphone costs continue to fall, driving ongoing adoption, we aim to grow ARPU.

We also see significant opportunity to grow in digital and financial services. M-Pesa, our African payments platform, has moved beyond its origins as a money transfer service, and now provides enterprise payments, financial services and merchant payment services for mobile commerce.

Performance update

The Emerging Consumer segment grew at 7.4%* during the year. In euro terms service revenue declined by 8.2% due to a sharp foreign exchange devaluation in Turkey.

Data growth remained strong at 39% in Q4, and at 50% for the year, supported by rising data penetration. We now have 37 million M-Pesa customers, with over €10 billion of payments processed over the platform every month across the seven African markets where M-Pesa services are active. M-Pesa grew revenues by 20.7%* to €0.75 billion, and represented 12% of Emerging Consumer service revenues in FY19. Additionally, in South Africa we are gaining traction in financial services through products such as ‘Airtime advance’, which now has 10 million users.

Digital Transformation: A new radically simpler, ‘digital first’ operating model, leveraging Group scale

We see the emergence of new digital technologies, including big data analytics, artificial intelligence agents and robotic process automation (RPA) as a compelling opportunity to transform the Group’s operating model, improve the customer experience and fundamentally reshape our cost base. During the year we accelerated the implementation of our ‘Digital First’ programme, as speed will be a key factor in retaining the benefit of these new technologies.

We have increased the proportion of mobile customers acquired through digital channels to 17%, compared to 9% two years ago, helping to reduce commissions paid to third party distributors. In fixed, 28% of customer acquisitions are now online. In customer operations, we have deployed our TOBi chatbots in 11 markets, with a further 5 markets due to launch in FY20. This contributed to a 12% year-on-year reduction in the frequency of customer contacts to our call centres in Q4. In addition, by deploying Robotic Process Automation (‘RPA’) ‘bots’ in our shared service centres, we reduced over 1,600 FTE roles in the year.

In order to gain the full benefit of this ‘digital first’ approach, we intend to shift towards a radically simpler and more flexible operating model. We have begun to adopt new simplified pricing plans, and will proactively phase out complex legacy pricing structures. Lower complexity will benefit customers, front-line employees and back-office operations, allowing significant savings in IT costs and greater commercial agility. We are also introducing a number of products which are primarily ‘digital only’, such as ‘Vodafone Bit’ in Spain, Ho. in Italy and Voxi in the UK, which have lower commissions and operating costs.

We also see additional opportunities to leverage Group scale. We already have 21,000 employees in our shared service centres in India, Egypt and Eastern Europe, and have centralised over 80% of procurement. Looking ahead, we see further opportunities from centralising European network design and engineering functions, as well as IT operations.

Together with the benefits of our ongoing ‘Fit for Growth’ programme and zero based budgeting efforts, we expect that the rapid adoption of digital technologies will enable us to reduce operating expenses in our European operations (including common functions) by at least €1.2 billion on an absolute organic basis by FY21, compared to FY18 levels. In Rest of World, operating expenses are expected to continue to grow below local inflation levels, supporting margins.

During the year we reduced net operating expenses on an organic basis by €0.4 billion in Europe and common functions. For FY20, we aim to reduce operating expenses on an organic basis by a further €0.4 billion in Europe and common functions, and to maintain operating expense growth below local inflation rates in emerging markets. This will be the fourth year in a row in which we have reduced our net operating expenses, supporting organic EBITDA margin expansion.

Improving asset utilisation: Driving industrial benefits from network sharing partnerships, capturing merger synergies

We aim to improve the utilisation of all of the Group’s assets as part of our focus on improving returns on capital. In particular, we see a unique window of opportunity to initiate or extend our existing mobile network sharing agreements as the industry begins to deploy 5G. By sharing infrastructure, we will support the ‘digital society’ by improving network coverage and speeding up the deployment of 4G and 5G services; protect the planet by substantially reducing energy emissions; and materially improve the utilisation of our assets, realising significant cash savings in both operating costs and capital expenditure. Importantly, by ensuring that we only share networks with partners who share our determination to operate leading Gigabit networks, we will not compromise our differentiation compared to value players.

Specifically, across our European markets we aim to pursue:

•             ‘Passive’ infrastructure sharing, including towers and rooftop sites, on a national basis

•             ‘Deep passive’ infrastructure sharing, including high speed backhaul solutions, on a regional or national basis

•             ‘Active’ infrastructure sharing, including radio equipment, outside major cities

Reflecting this priority, we have announced agreements in recent months in Italy and Spain, which in aggregate are expected to reduce our annual medium term operating expenses and capital expenditure by around €200 million; we also extended our 4G agreement in the UK:

•             In April 2019 we signed a new agreement with Orange in Spain to significantly extend the scope of our existing mobile network sharing agreement, and to include 5G services, with an estimated cumulative cash benefit for Vodafone of at least €600 million over the next ten years.

•             In February 2019 we signed an MOU with Telecom Italia for a new network sharing agreement across both 4G and 5G services.

•             In January 2019 we signed an MOU with Telefonica in the UK to extend our existing 4G agreement to cover 5G services

Once these sharing arrangements are sufficiently progressed, we will be in a position to consider potential monetisation options for our towers. We are currently actively exploring a tower merger in Italy with Inwit, Telecom Italia’s listed tower subsidiary, as well as monetisation options in the Netherlands, Spain and the UK.

For markets where tower monetisation is either strategically or financially unattractive, we are creating an internal ‘Virtual’ TowerCo, in which a centralised management team will bring a dedicated focus to drive greater operating efficiency and incremental revenues from additional tenancies.

We have also announced a number of in-market consolidation transactions, which we expect to unlock significant synergies. We have a strong track record of delivering or exceeding targeted cost and capex synergies on prior deals, including Kabel Deutschland in Germany and ONO in Spain.

•             In the Netherlands, VodafoneZiggo has already delivered half of the targeted cost and capex synergies, and now expects to achieve its goal of €210 million of annual run-rate savings by calendar 2020, one year ahead of its original plan.

•             In India, we have made a very fast start on capturing targeted cost and capex savings following the merger of Vodafone India with Idea Cellular, and now expect to achieve the INR 84 billion annual savings run-rate by FY21, two years ahead of the original plan.

•             Our announced acquisition of Liberty Global’s cable assets in Germany and Central and Eastern Europe (“CEE”) targets expected cost and capex savings of €535 million by the fifth full year post completion, with an NPV of €6 billion including integration costs. We will remain highly focused on capturing these significant opportunities for value creation.

Notes:

*         All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are alternative performance measures.

**    Organic growth excluding the impact of UK handset financing and settlements in Germany and the UK. See page 52 for further details.

1. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 44 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 57 for further details.

GUIDANCE

Performance against 2019 financial year guidance1

Based on guidance exchange rates, organic adjusted EBITDA excluding handset financing and settlements grew by 3.1%, in line with the Group’s revised guidance range for ‘around 3%’ organic growth set in November 2018, and consistent with our original guidance range of 1-5% organic growth set in May 2018. On the same basis our free cash flow  pre-spectrum was €5.5 billion, higher than our revised November guidance for ‘around €5.4 billion’ and our original guidance for ‘at least €5.2 billion’.

Prospects for the 2020 financial year1

The Group will adopt the IFRS16 accounting standard in FY2020 for statutory reporting. Consequently, we have changed some of our alternative performance measures; specifically, we intend to report organic adjusted EBITDA and free cash flow pre-spectrum including the depreciation and interest effects of leases capitalised under IFRS16. We will no longer include financial information on an IAS 18 basis. Please see page 44 for updated definitions of our alternative performance measures.

Our key priorities for the year ahead are:

•             To support service revenue growth by improving the consistency of our commercial performance. We aim to deepen customer engagement by selling additional products, particularly in fixed, contributing to revenue growth and a reduction in churn.

•             To transform our operating model by capitalising on the benefits of new digital technologies and radically simplifying both our commercial and operational processes. We continue to target a reduction in operating expenses in Europe and common functions of at least €1.2 billion by FY21 compared to FY18 on an absolute organic basis. This includes €400 million of savings in FY20, matching our achievement in FY19.

•             To improve asset utilisation, in particular by pursuing passive and active network sharing partnerships across our markets. The significant potential industrial efficiencies unlocked by these agreements support our unchanged outlook for capital expenditure, despite the additional costs required to roll out 5G services over the coming years.

•             To reduce our financial leverage (on a pro-forma basis for the acquisition of Liberty Global’s assets) towards the lower end of our targeted 2.5x-3.0x range in the next few years through a combination of organic growth, non-core asset sales and working capital initiatives.

Based on guidance FX rates and under IFRS 15 and IFRS 16 accounting standards we expect an adjusted EBITDA range of €13.8-€14.2 billion for the year, which includes approximately €400 million of negative non-cash impacts from the adoption of IFRS 15 and IFRS 16 accounting standards. This implies low single digit organic growth in adjusted EBITDA for the year.

We continue to expect our capital additions expressed as a percentage of our revenues to be in the ‘mid-teens’, excluding capital additions  related to the Gigabit Investment Plan in Germany.

We aim to generate FCF pre-spectrum of at least €5.4 billion, after all capex, before M&A and restructuring costs, and based on guidance FX rates.

Our financial guidance includes New Zealand and excludes the announced acquisition of Liberty Global’s assets.

	Adjusted EBITDA €bn	Free cash flow pre-spectrum €bn

2020 financial year guidance	€13.8-€14.2	At least €5.4 billion

Dividend policy

The Board intends to maintain a progressive dividend policy in the future. Dividends will be declared in euros and paid in euros, pounds sterling and US dollars. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend.

Assumptions

We have based guidance for the financial year ending 31 March 2020 on our current assessment of the global macroeconomic outlook and assume foreign exchange rates of €1:£0.87, €1:ZAR 16.4, €1:TRY 6.4 and €1:EGP 19.7. Guidance excludes the impact of licence and spectrum payments, material one-off tax-related payments, restructuring payments, changes in shareholder recharges from India and any fundamental structural change to the Eurozone. It also assumes no material change to the current structure of the Group. Actual foreign exchange rates may vary from the foreign exchange rate assumptions used.

Note:

1.             Organic adjusted EBITDA and free cash flow (pre-spectrum) are alternative performance measures. See “Alternative performance measures” on page 44 for more information and reconciliations to the guidance basis.

FINANCIAL RESULTS

Group1, 2

Following the adoption of IFRS 15 “Revenue from Contracts with Customers” on 1 April 2018, the Group’s statutory results for the year ended 31 March 2019 are on an IFRS 15 basis, whereas the statutory results for the year ended 31 March 2018 are on an IAS 18 basis as previously reported, with any comparison between the two bases of reporting not being meaningful. As a result, the discussion of our operating results is primarily on an IAS 18 basis for all periods presented.

	Year ended 31 March
	2019	2019	2018	IAS 18 Growth
	IFRS 15 [4]	IAS 18	IAS 18	Reported	Organic*
	€m	€m	€m	%	%
Continuing operations
Mobile customer revenue	23,151	25,137	26,476
Mobile incoming revenue	1,802	1,802	2,030
Other service revenue	1,909	2,023	2,154
Mobile service revenue	26,862	28,962	30,660
Fixed service revenue	9,596	10,258	10,406
Service revenue [1,2]	36,458	39,220	41,066	(4.5)	(0.9)
Other revenue	7,208	5,846	5,505
Revenue [1]	43,666	45,066	46,571	(3.2)	(0.1)
Direct costs	(10,260)	(10,199)	(10,582)
Customer costs	(8,534)	(9,781)	(9,939)
Operating expenses	(10,954)	(10,947)	(11,313)
Adjusted EBITDA [2]	13,918	14,139	14,737	(4.1)	(0.5)
Depreciation and amortisation:
Acquired intangibles	(228)	(228)	(242)
Purchased licences	(1,465)	(1,465)	(1,516)
Other	(7,972)	(7,972)	(8,152)
Adjusted EBIT [2]	4,253	4,474	4,827	(7.3)	(2.5)
Share of adjusted results in associates and joint ventures[5]	(348)	(291)	389
Adjusted operating profit [2]	3,905	4,183	5,216	(19.8)	(0.2)
Impairment loss[3]	(3,525)		—
Restructuring costs	(486)		(156)
Amortisation of acquired customer base and brand intangible assets	(583)		(974)
Other income and expense	(262)		213
Operating (loss)/profit	(951)		4,299
Non-operating income and expense	(7)		(32)
Net financing costs	(1,655)		(389)
Income tax (expense)/credit	(1,496)		879
(Loss)/profit for the financial year from continuing operations	(4,109)		4,757
Loss for the financial year from discontinued operations	(3,535)		(1,969)
(Loss)/profit for the financial year	(7,644)		2,788
Attributable to:
- Owners of the parent	(8,020)		2,439
- Non-controlling interests	376		349

Notes:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are alternative performance measures. See “Alternative performance measures” on page 44 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.             Revenue and service revenue include the regional results of Europe, Rest of the World, Other (which includes the results of partner market activities) and eliminations. The 2019 results reflect average foreign exchange rates of €1:£0.88, €1:INR 80.93, €1:ZAR 15.92, €1:TKL 6.05 and €1: EGP 20.61.

2.             Service revenue, adjusted EBITDA, adjusted EBIT and adjusted operating profit are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 44 for more information and reconciliations to the closest respective equivalent GAAP measures and “Definition of terms” on page 57 for further details.

3.             As previously reported, the impairment loss relates to Spain (€2.9 billion), Romania (€0.3 billion) and Vodafone Idea (€0.3 billion).

4.             Revenue on an IFRS 15 basis for Germany, Italy, Turkey, UK, Other Europe and Other Markets and the Group has been revised for the quarters ended 30 June 2018 and September 2018. See page 38 for the impact on the opening Balance Sheet at 1 April 2018 and the web spreadsheet on vodafone.com for the revised quarterly analysis of revenue.

5.             Share of adjusted results in equity accounted associates and joint ventures excludes amortisation of acquired customer bases and brand intangible assets, restructuring costs and other costs of €0.6 billion which are included in amortisation of acquired customer base and brand intangible assets, restructuring costs and other income and expense respectively.

Europe

					Other			IAS 18 Growth
	Germany	Italy	UK	Spain	Europe	Eliminations	Europe	Reported	Organic*
IAS 18 Basis	€m	€m	€m	€m	€m	€m	€m	%	%
31 March 2019
Mobile customer revenue	5,429	3,332	3,688	2,507	3,292	—	18,248
Mobile incoming revenue	200	328	275	125	373	(17)	1,284
Other service revenue	497	233	267	161	241	(91)	1,308
Mobile service revenue	6,126	3,893	4,230	2,793	3,906	(108)	20,840
Fixed service revenue	4,180	1,086	1,545	1,482	837	(2)	9,128
Service revenue	10,306	4,979	5,775	4,275	4,743	(110)	29,968	(2.4)	(2.5)
Other revenue	646	903	1,024	413	378	(6)	3,358
Revenue	10,952	5,882	6,799	4,688	5,121	(116)	33,326	(1.7)	(1.8)
Direct costs	(1,917)	(1,182)	(1,573)	(1,411)	(1,324)	116	(7,291)
Customer costs	(2,364)	(1,371)	(1,879)	(1,072)	(882)	—	(7,568)
Operating expenses	(2,573)	(1,140)	(1,820)	(1,126)	(1,287)	—	(7,946)
Adjusted EBITDA	4,098	2,189	1,527	1,079	1,628	—	10,521	(4.7)	(4.7)
Depreciation and amortisation:
Acquired intangibles	—	(121)	—	—	(3)	—	(124)
Purchased licences	(707)	(72)	(436)	(65)	(108)	—	(1,388)
Other	(2,303)	(1,075)	(1,201)	(1,193)	(955)	—	(6,727)
Adjusted EBIT	1,088	921	(110)	(179)	562	—	2,282	(20.1)	(20.1)
Share of adjusted results in associates and joint ventures	—	—	—	—	149	—	149
Adjusted operating profit/(loss)	1,088	921	(110)	(179)	711	—	2,431	(16.0)	(16.1)

Adjusted EBITDA margin	37.4%	37.2%	22.5%	23.0%	31.8%	—	31.6%

31 March 2018
Mobile customer revenue	5,356	3,721	4,027	2,686	3,230	—	19,020
Mobile incoming revenue	208	346	302	159	390	(22)	1,383
Other service revenue	523	243	300	185	253	(129)	1,375
Mobile service revenue	6,087	4,310	4,629	3,030	3,873	(151)	21,778
Fixed service revenue	4,175	992	1,465	1,557	752	(6)	8,935
Service revenue	10,262	5,302	6,094	4,587	4,625	(157)	30,713
Other revenue	585	902	984	391	316	(3)	3,175
Revenue	10,847	6,204	7,078	4,978	4,941	(160)	33,888
Direct costs	(1,969)	(1,211)	(1,569)	(1,393)	(1,334)	160	(7,316)
Customer costs	(2,331)	(1,399)	(1,836)	(1,044)	(838)	—	(7,448)
Operating expenses	(2,537)	(1,265)	(1,911)	(1,121)	(1,254)	—	(8,088)
Adjusted EBITDA	4,010	2,329	1,762	1,420	1,515	—	11,036
Depreciation and amortisation:
Acquired intangibles	—	(121)	—	—	(6)	—	(127)
Purchased licences	(697)	(54)	(425)	(65)	(115)	—	(1,356)
Other	(2,263)	(1,105)	(1,169)	(1,192)	(969)	—	(6,698)
Adjusted EBIT	1,050	1,049	168	163	425	—	2,855
Share of adjusted results in associates and joint ventures	—	—	—	—	40	—	40
Adjusted operating profit	1,050	1,049	168	163	465	—	2,895

Adjusted EBITDA margin	37.0%	37.5%	24.9%	28.5%	30.7%	—	32.6%

Change at constant exchange rates (%)
Mobile customer revenue	1.4	(10.5)	(8.3)	(6.7)	2.1
Mobile incoming revenue	(3.8)	(5.2)	(8.7)	(21.4)	(5.3)
Other service revenue	(5.0)	(4.1)	(11.1)	(13.0)	(3.7)
Mobile service revenue	0.6	(9.7)	(8.5)	(7.8)	1.0
Fixed service revenue	0.1	9.5	5.3	(4.8)	11.1
Service revenue	0.4	(6.1)	(5.2)	(6.8)	2.7
Other revenue	10.4	0.1	4.1	5.6	20.1
Revenue	1.0	(5.2)	(3.9)	(5.8)	3.8
Direct costs	(2.6)	(2.4)	0.2	1.3	(0.7)
Customer costs	1.4	(2.0)	2.4	2.7	5.8
Operating expenses	1.4	(9.9)	(4.6)	0.4	2.7
Adjusted EBITDA	2.2	(6.0)	(13.3)	(24.0)	7.5
Depreciation and amortisation:
Acquired intangibles	—	—	—	—	(44.2)
Purchased licences	1.4	33.3	2.7	—	(6.2)
Other	1.8	(2.7)	2.9	0.1	(1.4)
Adjusted EBIT	3.6	(12.2)	(164.7)	(209.8)	32.4
Share of adjusted results in associates and joint ventures	—	—	—	—	274.6
Adjusted operating profit/(loss)	3.6	(12.2)	(164.7)	(209.8)	53.2

Adjusted EBITDA margin (pps)	0.4	(0.3)	(2.4)	(5.5)	1.1

Europe

On an IAS 18 basis, revenue decreased by 1.7% and organic service revenue decreased by 2.5%. Excluding the drag from UK handset financing and a one-off settlement in Germany, service revenue decreased by 1.1%** (Q3: -1.1%**, Q4: -1.8%**), reflecting competitive pressure in Italy and Spain offset by good growth in Germany, the UK and Other Europe.

Adjusted EBITDA decreased by 4.7%. On an organic basis and excluding both UK handset financing impacts and favourable settlements in Germany and the UK during the prior year, adjusted EBITDA declined by 0.5%** as service revenue declines were offset by a €0.3 billion reduction in operating expenses.

Adjusted EBIT decreased by 20.1%, reflecting lower adjusted EBITDA.

		Other activity
	Reported	(including	Foreign	Organic*
	change	M&A)	exchange	change
	%	pps	pps	%

Europe revenue	(1.7)	(0.2)	0.1	(1.8)

Service revenue
Germany	0.4	0.1	—	0.5
Italy	(6.1)	0.2	—	(5.9)
UK	(5.2)	0.1	—	(5.1)
Spain	(6.8)	0.4	—	(6.4)
Other Europe	2.6	(0.6)	0.1	2.1
Europe service revenue	(2.4)	(0.1)	—	(2.5)

Adjusted EBITDA
Germany	2.2	(0.2)	—	2.0
Italy	(6.0)	0.2	—	(5.8)
UK	(13.3)	(0.8)	—	(14.1)
Spain	(24.0)	0.5	—	(23.5)
Other Europe	7.5	0.1	—	7.6
Europe adjusted EBITDA	(4.7)	—	—	(4.7)
Europe adjusted EBIT	(20.1)	—	—	(20.1)
Europe adjusted operating loss	(16.0)	—	(0.1)	(16.1)

Note:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are alternative performance measures. See “Alternative performance measures” on page 44 for further details and reconciliations to the respective closest equivalent GAAP measure.

Germany

Service revenue grew 1.5%* (Q3: 1.1%*, Q4: 1.0%*) excluding the impact of a one-off legal settlement in the prior year, as the benefit of good commercial momentum was partially offset by a decline in wholesale revenues. On the same basis, retail revenues grew by 2.2% in the year (Q3: 1.9%*, Q4: 1.9%*).

Mobile service revenue grew 0.8%* (Q3: 0.2%*, Q4: 0.6%*) driven by a higher consumer contract customer base, which offset revenue declines in wholesale and Business. Excluding wholesale, mobile service revenues grew 1.6%* (Q3: 1.1%*, Q4: 1.6%*). During the year we added 715,000 contract customers, thanks in part to the success of our GigaCube proposition. In Q4 we added 84,000 contract customers, with the slowdown in quarterly momentum mainly reflecting lower reseller activity. Contract ARPU declined by 2.7%, reflecting an ongoing mix-shift to SIM-only, convergence and family plans in the Consumer segment and competitive pressure on contract renewals in the Business segment.

Fixed service revenue grew 2.6%* (Q3: 2.5%*, Q4: 1.6%*) excluding the impact of a favourable legal settlement in Q4 2017/18. Excluding wholesale, fixed service revenues grew 3.2% (Q3: 3.2%*, Q4: 2.4%*). We added 264,000 broadband customers and 751,000 consumer converged customers in the year, bringing our consumer converged customer base to 1.5 million, representing 20% of our broadband base. Our TV customer base declined by 92,000, primarily reflecting the loss of low ARPU basic access customers. During the year we completed the analogue switch off for TV services on the cable network, and we are now marketing Gigabit broadband services to 8.8m homes.

Adjusted EBITDA grew by 4.3%* excluding the legal settlement, with a 0.9 percentage point improvement in the adjusted EBITDA margin to 37.4%. This was driven by service revenue growth, our focus on more profitable direct channels, and effective cost management.

Italy

Service revenue declined 5.9%* (Q3: -4.6%*, Q4: -6.1%*), reflecting significant price competition in consumer mobile following the launch of a new entrant. Excluding the phasing of loyalty programme changes, service revenue performance was broadly similar in Q3 and Q4.

Mobile service revenue declined 9.4%* (Q3: -8.4%*, Q4: -10.2%*) reflecting a decline in the active customer base compared to the prior year and competitive pressure on prepaid ARPU. Promotional activity moderated throughout the year with Q4 mobile market number portability (‘MNP’) volumes 23% lower quarter-on quarter, and 14% lower year-on year, supporting a further 10 percentage point sequential improvement in prepaid churn. During H2, our active customer base continued to decline, partially mitigated by the success of our second brand, Ho., which ended the year with 1.1 million customers.

Fixed service revenue grew 9.6%* (Q3: 11.3%*, Q4: 11.0%*). Our commercial momentum remained strong, as we added 282,000 broadband households in the year and won significant new contracts in the Business segment. Through our owned NGN footprint and our rapidly expanding strategic partnership with Open Fiber, we now cover 6.5 million households. We also added 214,000 converged Consumer customers in the year, taking our total converged Consumer customer base to 957,000, representing 34% of our broadband base.

Adjusted EBITDA declined by 5.8%* and the adjusted EBITDA margin was 0.3 percentage points lower at 37.2%. Lower mobile pricing was partially offset by tight control of operating expenses, which declined by 9.9%* year-on-year, together with significantly lower commercial costs in H2.

We continue to seek further efficiency opportunities given the high cost to acquire 5G spectrum (€2.4 billion in September 2018) and the competitive market context. In February we signed a Memorandum of Understanding to explore an active and passive network sharing agreement with Telecom Italia for 4G and 5G services, including a combination of our tower assets with Inwit, the listed company that owns Telecom Italia’s towers. In April we announced the conclusion of union negotiations impacting over 1,100 roles.

UK

Service revenue returned to growth in the year, up 0.6%** (Q3: 0.9%**, Q4: 0.1%**) excluding the drag from handset financing. Growth was driven by higher Consumer revenue and supported by a return to growth in Business fixed. Q4 saw strong Consumer mobile and fixed line growth, balanced by a slowdown in Business due to the phasing of project revenues in the prior year. Service revenue declined 5.1%* (Q3: -4.5%*, Q4: -5.8%*), including the drag from handset financing which weighed on organic service revenue by 5.7 percentage points.

Mobile service revenue excluding handset financing declined by 0.8%** (Q3: -1.1%**, Q4: -0.7%**), with growth in Consumer offset by lower Business and MVNO revenue. Consumer growth was driven by a higher contract customer base and an RPI-linked price increase, partially offset by the introduction of spend capping. Excluding Talkmobile, our low-end mobile brand which is being phased out, we added 330,000 contract customers in the year, compared to 106,000 last year. Consumer contract branded churn improved by 1.2 percentage points year on year in Q4 to record levels, reflecting our best ever network satisfaction and consumer NPS scores, supported by the launch of our VeryMe loyalty program.

Fixed service revenue grew 5.3%* (Q3: 7.3%*, Q4: 2.3%*) driven by continued momentum in Consumer broadband and a return to growth in Business. The Q4 sequential trend reflects prior year phasing of Enterprise project work. We added 193,000 broadband customers in the year, increasing our total customer base to 575,000. Through our partnership with Cityfibre, our fibre-to-the-home network is now live in 5 cities, with a further 7 cities due to go live during FY20.

Adjusted organic EBITDA excluding handset financing and a one-off settlement in the prior year grew 11.3%**, and our adjusted EBITDA margin improved by 2.3** percentage points. This improvement was driven by service revenue growth and a 5.3%** reduction in operating expenses, supported by our digital initiatives. Fixed profitability continues to improve supported by the closure of legacy networks and the decommissioning of IT systems in Business. On a reported basis, adjusted EBITDA decreased by 14.1%* and our reported adjusted EBITDA margin decreased by 2.4 percentage points to 22.5%.

Spain

Service revenue declined 6.4%* (Q3: -7.4%*, Q4: -8.9%*) reflecting the commercial actions we took in May in order to improve the competitiveness of our offers, as well as our decision not to renew unprofitable football rights. Following this decision, which led to higher content costs for other operators, promotional discounting increased in Q2 and Q3 as these rivals sought to win additional football customers. During Q4 promotional intensity began to moderate and our commercial trends stabilized, supported by a significant sequential reduction in contract churn. However, service revenue trends continued to weaken reflecting the full impact of promotional discounts offered during the prior quarter.

During the year we lost 115,000 mobile customers, 123,000 fixed broadband customers and 49,000 TV customers. However, in Q4 we returned to customer growth in both broadband and TV, adding 1,000 and 36,000 customers respectively. In April 2019 we announced a new simplified tariff structure which includes speed-differentiated unlimited data bundles in both mobile-only and convergent offers for the first time. We also launched our new TV offer based on thematic packs which allow higher customization and reflect our strategy to have the best offers on series and movies.

Adjusted EBITDA declined by 23.5%* and the adjusted EBITDA margin was 5.5 percentage points lower at 23.0%*. This was principally driven by the reduction in ARPU and a lower customer base, as well as by higher commercial costs following the repositioning of the business. Content costs declined only modestly during the year as we completed our commitment to offer the 8-match La Liga football package, but will fall substantially next year as we exit football entirely. In order to recover profitability we are radically simplifying our business in Spain. In Q4, we agreed a collective dismissal impacting 1,000 roles with unions, and we announced a wide-ranging network sharing agreement with Orange covering both 5G mobile and FTTH, which is expected to unlock at least €600 million of cumulative cost and capex savings over the next ten years.

Following challenging current trading and economic conditions, management has reassessed the expected future business performance in Spain. Following this reassessment, projected cash flows are lower and this has led to an impairment charge of €2.9 billion with respect to the Group’s investment in Spain for the year ended 31 March 2019.

Other Europe

Other Europe, which represents 12% of Group service revenue, grew 2.1%* (Q3: 2.2%*, Q4: 1.1%*) with all major markets growing during the year. Adjusted EBITDA grew 7.6%* and the adjusted EBITDA margin grew 1.1 percentage points to 31.8%* reflecting continued strong cost control and good revenue growth.

In Ireland, service revenue grew 1.3%* (Q3: 1.4%*, Q4: -1.1%*) driven by contract mobile base growth and higher prepaid ARPUs. Excluding the impact of a one-off benefit in the prior year, service revenue grew by 0.1% in Q4. In Portugal service revenue grew 2.4%* (Q3: 2.9%*, Q4: 1.8%*) supported by strong contract customer base growth and higher fixed line ARPU. The slowdown in Q4 trends reflected lower fixed growth. In Greece, service revenue grew by 2.4%* (Q3: 3.0%*, Q4: 3.4%*) driven by ARPU growth in consumer mobile and fixed customer base growth.

VodafoneZiggo Joint Venture

The results of VodafoneZiggo (in which Vodafone owns a 50% stake) are reported here under US GAAP which is broadly consistent with Vodafone’s IFRS basis of reporting.

Total revenue declined 0.7% (Q3: -0.4%, Q4: -1.0%). This reflected continued price competition in mobile, particularly in the B2B segment, partially offset by growth in fixed line. The quarterly revenue trend weakened in Q4 primarily due to lower equipment sales and heightened competition. 33% of broadband customers and 70% of B2C main brand mobile customers are now converged, delivering significant NPS and churn benefits. During Q4 we extended convergent benefits to our second mobile brand ‘hollandsnieuwe’.

Adjusted EBITDA grew by 2.2% during the year supported by strong growth in the second half of the year (Q3: 6.5%, Q4: 3.4%), as declining revenues were more than offset by lower operating and direct costs. We continued to make good progress on integrating the businesses and now expect to reach our €210 million cost and capital expenditure synergy targets by 2020, one year ahead of the original plan.

During the year, Vodafone received €200 million in dividends from the joint venture, as well as €49 million in interest payments and €100 million in principal repayments on the shareholder loan.

Rest of the World

				IAS 18 Growth
	Vodacom	Other markets	Rest of the World	Reported	Organic*
IAS18 Basis	€m	€m	€m	%	%
31 March 2019
Mobile customer revenue	4,010	2,863	6,873
Mobile incoming revenue	164	401	565
Other service revenue	222	144	366
Mobile service revenue	4,396	3,408	7,804
Fixed service revenue	264	675	939
Service revenue	4,660	4,083	8,743	(8.0)	6.1
Other revenue	1,000	781	1,781
Revenue	5,660	4,864	10,524	(8.2)	6.1
Direct costs	(807)	(1,539)	(2,346)
Customer costs	(1,390)	(876)	(2,266)
Operating expenses	(1,308)	(1,054)	(2,362)
Adjusted EBITDA	2,155	1,395	3,550	(5.5)	6.3
Depreciation and amortisation:
Acquired intangibles	(81)	(23)	(104)
Purchased licences	(6)	(71)	(77)
Other	(648)	(581)	(1,229)
Adjusted EBIT	1,420	720	2,140	1.8	7.8
Share of adjusted results in associates and joint ventures	217	(656)	(439)
Adjusted operating profit	1,637	64	1,701	(30.7)	6.6
Adjusted EBITDA margin	38.1%	28.7%	33.7%

31 March 2018
Mobile customer revenue	4,000	3,436	7,436
Mobile incoming revenue	167	497	664
Other service revenue	257	169	426
Mobile service revenue	4,424	4,102	8,526
Fixed service revenue	232	743	975
Service revenue	4,656	4,845	9,501
Other revenue	1,036	925	1,961
Revenue	5,692	5,770	11,462
Direct costs	(744)	(1,830)	(2,574)
Customer costs	(1,476)	(1,050)	(2,526)
Operating expenses	(1,269)	(1,336)	(2,605)
Adjusted EBITDA	2,203	1,554	3,757
Depreciation and amortisation:
Acquired intangibles	(85)	(30)	(115)
Purchased licences	(4)	(156)	(160)
Other	(643)	(737)	(1,380)
Adjusted EBIT	1,471	631	2,102
Share of adjusted results in associates and joint ventures	123	228	351
Adjusted operating profit	1,594	859	2,453
Adjusted EBITDA margin	38.7%	26.9%	32.8%

Change at constant exchange rates (%)
Mobile customer revenue	3.9	(2.8)
Mobile incoming revenue	2.6	(2.0)
Other service revenue	(9.1)	(4.6)
Mobile service revenue	3.2	(2.8)
Other service revenue	15.9	(1.4)
Service revenue	3.8	(2.5)
Other revenue	0.7	7.5
Revenue	3.2	(1.1)
Direct costs	12.2	(1.0)
Customer costs	(1.7)	6.6
Operating expenses	6.0	(10.7)
Adjusted EBITDA	1.9	2.6
Depreciation and amortisation:
Acquired intangibles	—	—
Purchased licences	39.0	(48.8)
Other	4.0	(9.6)
Adjusted EBIT	0.9	29.8
Share of adjusted results in associates and joint ventures	65.8	(403.2)
Adjusted operating profit	6.4	(91.8)
Adjusted EBITDA margin (pps)	(0.5)	1.0

Rest of the World

On an IAS 18 basis, revenue decreased by 8.2%, with organic growth offset by a 4.9 percentage point impact arising from the disposal of Vodafone Qatar at the end of FY18, and a 9.4 percentage point drag from foreign exchange movements, particularly with regard to the Turkish Lira. On an organic basis service revenue was up 6.1%*, supported by customer base and data revenue growth, as well as the benefit of price increases to adjust for local inflation.

Adjusted EBITDA decreased by 5.5%, including a 4.2 percentage point impact from the disposal of Vodafone Qatar and a 7.6 percentage point drag from foreign exchange movements. On an organic basis, adjusted EBITDA grew by 6.3%*, reflecting underlying revenue growth and effective cost control, with operating expenses growing below local inflation levels.

Adjusted EBIT grew by 1.8%, reflecting lower depreciation and amortisation charges.

		Other activity
	Reported	(including	Foreign	Organic*
	change	M&A)	exchange	change
	%	pps	pps	%

Rest of the World revenue	(8.2)	4.9	9.4	6.1

Service revenue
Vodacom	0.1	—	3.7	3.8
Other markets	(15.7)	11.4	13.2	8.9
Rest of the World service revenue	(8.0)	5.4	8.7	6.1

Adjusted EBITDA
Vodacom	(2.2)	—	4.1	1.9
Other markets	(10.2)	11.4	12.8	14.0
Rest of the World adjusted EBITDA	(5.5)	4.2	7.6	6.3

Rest of the World adjusted EBIT	1.8	(1.3)	7.3	7.8

Rest of the World adjusted operating profit	(30.7)	32.9	4.4	6.6

Note:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are alternative performance measures. See “Alternative performance measures” on page 44 for further details and reconciliations to the respective closest equivalent GAAP measure.

Vodacom

Vodacom Group service revenue grew 3.8%* (Q3: 1.5%*, Q4: 2.5%*) as growing demand for data and M-Pesa supported accelerating growth at Vodacom’s International operations, which offset macro and regulatory pressures in South Africa.

In South Africa, service revenue grew by 2.1%* (Q3: -0.9%*, Q4: 0.3%*). Revenues declined in H2 as customers optimised their bundle spend amid macroeconomic pressures and as national roaming revenues declined due to a transition between different partners. Additionally, in March regulation was introduced affecting out of bundle charges, rollover and transfer of data, weighing on data revenue, which grew 3.9% for the year and by 1.6% in Q4. Despite these pressures our commercial momentum remained robust. In total we added 2.1 million prepaid customers in the year, taking our total prepaid customer base to 46.8 million; we also added 475,000 contract customers.

Vodacom’s International operations outside of South Africa, which represent 24.7% of Vodacom Group service revenue, grew by 11.2%* (Q3: 11.1%*, Q4: 9.5%*). Accelerating growth in Tanzania and continued strong growth in Mozambique and DRC supported these trends. The cyclone in Mozambique during March has caused significant damage to infrastructure. Although a significant portion of the network in the affected areas has been restored, full recovery could take up to six months.

Vodacom’s adjusted EBITDA grew by 1.9%*, supported by revenue growth. Adjusted EBITDA margins declined to 38.1%, reflecting inflation linked cost increases in South Africa where inflation is running c.4pp higher than GDP growth. Vodacom’s strong focus on cost control is helping to mitigate structural cost pressures.

In September 2018, Vodacom concluded a new BEE (black economic empowerment) ownership transaction replacing the existing deal from 2008. This new scheme, valued at €1 billion, is the biggest ever in the telecommunications industry and makes YeboYethu (Vodacom South Africa BEE shareholders) Vodacom’s third largest shareholder. The deal secures Vodacom’s Level 3 BEE scorecard credentials and effective black ownership now stands at c.20%. These are key factors for both spectrum allocation and Government/corporate business. As a result of this transaction Vodafone Group’s shareholding in Vodacom will reduce over a period of 10 years from 64.5% to 60.5%, however Vodacom now owns 100% of its South African business.

Turkey

In Turkey, service revenue grew 14.3%* (Q3: 14.8%*, Q4: 13.1%*) supported by strong net adds in consumer contract, increased mobile data revenue, and fixed line customer base growth. Adjusted EBITDA grew 19.2%* and the adjusted EBITDA margin increased by 0.5 percentage points to 23.1% despite significant inflationary pressures following a 28% devaluation in the Turkish Lira during the year.

Other Markets

Egypt service revenue grew 14.7% (Q3: 14.4%, Q4: 11.2%) supported by growing data usage and a price increase in Q3 FY18. The Q4 sequential trend primarily reflects the lapping of this price increase. Adjusted EBITDA grew 23.1%* and the Adjusted EBITDA margin increased by 3.2 percentage points to 46.2% benefiting from strong revenue growth and good cost discipline.

Associates and joint ventures

Vodafone Idea

On 31 August 2018, the Group combined the operations of its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular Limited (‘Idea’) , to create Vodafone Idea Limited, a company jointly controlled by Vodafone and the Aditya Birla Group (‘ABG’). As a result, the Group no longer consolidates its previous interest in Vodafone India, which is presented within discontinued operations, and now accounts for its 45.3% interest in Vodafone Idea as a joint venture using the equity method.

The mobile market in India remained highly competitive during the year, however headline tariffs have remained broadly stable in recent quarters. Vodafone Idea revenues increased by 0.1% quarter-on-quarter in Q4 (Q3: -2.2%, Q2: -7.1%), benefiting from the introduction of minimum prepay tariff recharges. EBITDA grew by 39% quarter-on-quarter excluding certain positive one-off items and the EBITDA margin expanded by 3.8 percentage points to 13.5% on the same basis. The mobile customer base declined by 53.2 million in Q4, reflecting the disconnection of zero and very low ARPU customers following the introduction of minimum tariff recharges.

Vodafone Idea is making rapid progress on capturing merger related synergies and on improving 4G coverage and capacity. INR 51 billion of annual run-rate savings were achieved by Q4 out of the INR 84 billion run-rate targeted by financial year end 2021. Network integration is complete in 10 of 22 circles, and the capacity in these circles has increased by around 34% leading to improved Net Promoter Scores. 24,000 out of 67,000 co-located sites have been optimized and 9,900 low utilization sites exited.

The Vodafone Idea joint venture’s net loss for the seven months to 31 March 2019 is reported within “Share of adjusted results for associates and joint ventures”. In accordance with applicable IFRS, the Group also recognised an impairment charge of €255 million in relation to the Group’s investment in Vodafone Idea.

On 8 May Vodafone Idea successfully completed its INR 250 billion (€3.2 billion) equity capital raise. Vodafone Group’s contribution of INR 110 billion (€1.4 billion) was indirectly funded through a loan secured against the Group’s Indian assets.

Vodafone Hutchison Australia

Vodafone Hutchison Australia service revenue declined by 8.7% (Q3: -10.1%, Q4: -11.5%) as increased price competition was partially offset by MVNO revenue growth. Adjusted EBITDA grew by 9.1%. On 8 May 2019 the Australian Competition and Consumer Commission (ACCC) opposed the proposed merger of VHA and TPG. We are challenging the ACCC decision in the Federal Court. We remain firmly committed to the merger, which will create a stronger converged challenger in the Australian telecoms market.

Indus Towers Limited  (“Indus Towers”)

Local currency operating revenue declined by 1.8% primarily as a result of site tenancy exit notices received during the last two financial years. The majority of notices received during the year were related to the merger between Vodafone India and Idea Cellular. The revenue decline, coupled with greater power and fuel costs, resulted in a 13.8% EBITDA decline.

Vodafone Group and Vodafone Idea own 42.0% and 11.15% of the joint venture, respectively. Vodafone Group received dividends of €141 million from Indus Towers during the year.

The merger of Bharti Infratel and Indus Towers has received approval from the Competition Commission of India, the Securities and Exchange Board of India as well as the companies’ shareholders and creditors. The next steps in the regulatory process are approvals from the National Company Law Tribunal and the Department of Telecommunications (pertaining to foreign direct investment) and we expect the transaction to close in the next few months.

Safaricom

Safaricom service revenue grew by 7.0% (Q3: 6.9%, Q4: 5.8%) supported by growth in M-PESA and in mobile and fixed data. Adjusted EBITDA grew 10.6% supported by strong revenue growth and cost discipline. During the financial year we received dividends of €154 million from Safaricom.

Group results

On an IFRS 15 basis, revenue decreased by €2.9 billion during the year to €43.7 billion. This reflects a €1.4 billion decrease due to the adoption of IFRS 15 as set out on page 39.

On an IAS 18 basis, reported revenue decreased by 3.2%, reflecting adverse foreign exchange movements and the disposal of Vodafone Qatar in the prior period. On an organic basis, revenue declined by 0.1%*. Service revenue decreased by 0.9%* as increases in South Africa, Turkey and Egypt were offset by declines in Italy, Spain and the UK.

Adjusted EBITDA

On an IFRS 15 basis, adjusted EBITDA decreased by €0.8 billion to €13.9 billion, primarily reflecting the decline in reported revenue.

On an IAS 18 basis, adjusted EBITDA decreased by €0.6 billion, a decline of 4.1%, or 0.5%* on an organic basis. This reflected a 4.7%* decline in Europe, offset by a 6.3%* improvement in Rest of the World. Excluding the impact of handset financing and settlements, adjusted EBITDA increased by 3.1%** on an organic basis.

The adjusted EBITDA margin decreased from 31.6% to 31.4% on a reported basis. Excluding the impact of handset financing and settlements, the adjusted EBITDA margin increased by 0.5 percentage points to 31.1%**.

Adjusted EBIT

On an IFRS 15 basis, adjusted EBIT decreased by €0.5 billion to €4.3 billion.

On an IAS 18 basis, adjusted EBIT decreased by €0.3 billion, a decline of 7.3%, or 2.5%* on an organic basis. The decline was driven by the lower adjusted EBITDA partially offset by lower depreciation and amortisation expenses.

Operating (loss)/profit

Adjusted EBIT excludes certain income and expenses that we have separately identified to allow their effect on the results of the Group to be assessed. The items that are included in statutory operating (loss)/profit but are excluded from adjusted EBIT are analysed on page 10.

The Group reported an operating loss of €1.0 billion compared to an operating profit of €4.3 billion in the prior year. This reflects the lower adjusted EBIT, but is primarily driven by impairment charges of €3.5 billion (Spain: €2.9 billion, Romania: €0.3 billion and Vodafone Idea: €0.3 billion). In addition, there has been an increase in restructuring costs of €0.3 billion and an increase in other income and expense due to a non-recurring prior year gain on the disposal of Vodafone Qatar. These factors are partially offset by a decrease in the amortisation of intangible assets by €0.4 billion.

** Organic growth excluding the impact of UK handset financing and settlements in Germany and the UK. See page 52 for further details.

Net financing costs

	2019	2018
	€m	€m
Investment income	433	685
Financing costs	(2,088)	(1,074)
Net financing costs	(1,655)	(389)

Analysed as:
Net financing costs before interest on settlement of tax issues	(1,043)	(749)
Interest income arising on settlement of outstanding tax issues	1	11
	(1,042)	(738)
Mark to market (losses)/gains	(423)	27
Foreign exchange (losses)/gains[1]	(190)	322
Net financing costs	(1,655)	(389)

Note:

1. Primarily comprises foreign exchange differences reflected in the income statement in relation to certain sterling and US dollar balances.

Net financing costs increased by €1.3 billion, primarily driven by mark-to-market losses (including hedges of the mandatory convertible bond) and adverse foreign exchange rate movements. Net financing costs before interest on settlement of tax issues includes increased interest costs as part of the financing for the Liberty Global transaction as well as adverse interest rate movements on borrowings in foreign operations. Excluding these, underlying financing costs remained stable, reflecting consistent average net debt balances and weighted average borrowing costs for both periods.

Taxation

	2019	2018
	€m	€m
Income tax (expense)/credit:	(1,496)	879
Tax on adjustments to derive adjusted profit before tax	(206)	(188)
Deferred tax following revaluation of investments in Luxembourg	(488)	(330)
Luxembourg deferred tax asset recognised in the year	—	(1,603)
Deferred tax on use of Luxembourg losses in the year	320	304
Tax on the Safaricom transaction	—	110
Derecognition of a deferred tax asset in Spain	1,166	—
Adjusted income tax expense for calculating adjusted tax rate	(704)	(828)

(Loss)/profit before tax	(2,613)	3,878
Adjustments to derive adjusted profit before tax[1]	5,149	530
Adjusted profit before tax[2]	2,536	4,408
Share of adjusted results in associates and joint ventures	348	(389)
Adjusted profit before tax for calculating adjusted effective tax rate	2,884	4,019
Adjusted effective tax rate[2]	24.4%	20.6%

Notes:

1.             See “Earnings per share” on page 20.

2.             Adjusted profit before tax and adjusted effective tax are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 44 for further details.

The Group’s adjusted effective tax rate for its controlled businesses for the year ended 31 March 2019 was 24.4% compared to 20.6% for the last financial year. The higher rate in the current year is primarily due to a change in the mix of the Group’s profit, driven by the financing for the Liberty Global transaction. The tax rate in the prior year also reflected the consequences of closing tax audits in Germany and Romania. We expect the Group’s adjusted effective tax rate to remain in the low-mid twenties range for the medium term.

The Group’s adjusted effective tax rate for both years does not include the following items: the derecognition of a deferred tax asset in Spain of €1,166 million (2018: €nil); deferred tax on the use of Luxembourg losses of €320 million (2018: €304 million); an increase in the deferred tax asset of €488 million (2018: €330 million) arising from a revaluation of investments based upon the local GAAP financial statements and tax returns.

The Group’s adjusted effective tax rate for the year ended 31 March 2018 does not include the recognition of a deferred tax asset of €1,603 million due to higher interest rates; and a tax charge in respect of capital gains on the transfer of shares in Vodafone Kenya Limited to the Vodacom Group of €110 million.

Adjusted earnings per share

Adjusted earnings per share, which excludes impairment losses and the results of Vodafone India (the latter being included in discontinued operations), were 5.26 eurocents, a decrease of 54.6% year-on-year, as lower adjusted operating profit, incorporating the adoption of IFRS 15, and higher net financing costs more than offset the decrease in adjusted income tax expense.

Basic loss per share were 29.05 eurocents, compared to an earnings per share of 8.78 eurocents for the year ended 31 March 2018. The decrease is largely due to the non-cash impairment charges of €3.5 billion, a €3.4 billion loss on the disposal of Vodafone India recognised during the period, higher net financing costs from adverse foreign exchange movements, mark to market losses and higher gross borrowings and the derecognition of a deferred tax asset in Spain, all of which have been excluded from adjusted earnings per share.

	2019	2018
	€m	€m

(Loss)/profit attributable to owners of the parent	(8,020)	2,439

Adjustments:
Impairment loss	3,525	—
Amortisation of acquired customer base and brand intangible assets	583	974
Restructuring costs	486	156
Other income and expense	262	(213)
Non-operating income and expense	7	32
Investment income and financing costs[1]	286	(419)
	5,149	530

Taxation[2]	792	(1,707)
India[3]	3,535	1,969
Non-controlling interests	(5)	(13)
Adjusted profit attributable to owners of the parent[3]	1,451	3,218

	Million	Million
Weighted average number of shares outstanding — basic	27,607	27,770

Earnings per share

	eurocents		eurocents
Basic (loss)/earnings per share	(29.05	)c	8.78	c
Adjusted earnings per share[3]	5.26	c	11.59	c

Notes:

1.             Includes mark-to-market losses of €0.3 billion (2018: €0.2 billion gain) primarily on the option structure that is hedging the mandatory convertible bonds; and foreign exchange movements on certain sterling and US dollar balances.

2.             See page 19.

3.             Primarily relates to the loss on disposal of Vodafone India and also includes the operating results, financing, tax and other gains and losses of Vodafone India, prior to becoming a joint venture, recognised during the year.

4.             Adjusted profit attributable to owners of the parent and adjusted earnings per share are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 44 for further details.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

			Restated [1]
	IFRS 15 basis	IAS 18 basis	IAS 18 basis
	2019	2019	2018
	€m	€m	€m

Adjusted EBITDA	13,918	14,139	14,737
Capital additions [2]	(7,227)	(7,227)	(7,321)
Working capital	188	(33)	(584)
Disposal of property, plant and equipment	45	45	41
Other	147	147	128
Operating free cash flow [3]	7,071	7,071	7,001
Taxation	(1,040)	(1,040)	(1,010)
Dividends received from associates and investments	498	498	489
Dividends paid to non-controlling shareholders in subsidiaries	(584)	(584)	(310)
Interest received and paid	(502)	(502)	(753)
Free cash flow (pre-spectrum) [3]	5,443	5,443	5,417
Licence and spectrum payments	(837)	(837)	(1,123)
Restructuring payments	(195)	(195)	(250)
Free cash flow [3]	4,411	4,411	4,044
Acquisitions and disposals	182		1,405
Equity dividends paid	(4,064)		(3,920)
Share buybacks [4]	(606)		(1,626)
Convertible issue [5]	3,848		—
Foreign exchange	259		622
Other [6]	(1,432)		(818)
Net debt increase	2,598		(293)
Opening net debt	(29,631)		(29,338)
Closing net debt	(27,033)		(29,631)

Notes:

1.   Net debt at 31 March 2018 has been revised to exclude €1.8 billion of liabilities for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement, which are now separately disclosed in the consolidated statement of financial position and are no longer presented within borrowings.

2.   Capital additions include the purchase of property, plant and equipment and intangible assets, other than licence and spectrum.

3.   Operating free cash flow, free cash flow (pre-spectrum) and free cash flow are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 44 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 57 for further details.

4.   Share buybacks includes €131 million of cash outflow from the option structure relating to the issue of the mandatory convertible bond in February 2016. The option structure was intended to ensure that the total cash outflow to execute the programme was broadly equivalent to the €1.44 billion raised on issuing the second tranche.

5.   Mandatory convertible bonds of £3.44 billion issued in March 2019.

6.   Other cash flows for the year ended 31 March 2019 include €2,135 million (31 March 2018: €nil) received from the repayment of US $2.5 billion of loan notes issued by Verizon Communications Inc., a €1,377 million (31 March 2018: €nil) capital injection into Vodafone India and €1,934 million of debt in relation to licences and spectrum in Italy and Spain (31 March 2018: €nil).

Operating free cash flow was €7.1 billion, representing an increase of €0.1 billion during the year. This reflected favourable working capital movements offset by a lower adjusted EBITDA. Working capital movements include sales of customer receivables, which increased by €249 million (31 March 2018: €44 million increase). Receivables are sold to mitigate the adverse working capital impact from handset sales to customers, where cash outflows are paid upfront to suppliers but inflows are received from customers over the length of the contract.

Free cash flow (pre-spectrum) was €5.4 billion which was broadly stable year-on-year.

Licence and spectrum payments were €0.8 billion, including Italy of €0.5 billion and €0.2 billion in the UK (31 March 2018: Italy: €0.6 billion, UK: €0.3 billion and Germany: €0.1 billion). Licence and spectrum additions, which exclude working capital cash movements and represent licences acquired during the year, were €3.0 billion, including €2.2 billion in Italy, €0.4 billion in the UK and €0.2 billion in Spain.

Acquisitions and disposals include €0.3 billion received on completion of the merger of Vodafone India with Idea Cellular on 31 August 2018.

Proceeds of €3.8 billion were received on the issuance of £3.44 billion of mandatory convertible bonds in March 2019, €3.8 billion of which has been classified as equity after taking into account the cost of future coupon payments.

A foreign exchange gain of €0.3 billion was recognised on net debt as a result of the translation impact of closing foreign exchange rates, mainly due to movements in the Turkish Lira and South African Rand against the euro.

Closing net debt at 31 March 2019 was €27.0 billion (31 March 2018: €29.6 billion) and excludes the £3.44 billion mandatory convertible bond issued in February 2019, which will be settled in equity shares and €0.8 billion of shareholder loans receivable from VodafoneZiggo.

Closing net debt also continues to include certain bonds which are reported at an amount €1.6 billion higher than their euro-equivalent cash redemption value as a result of hedge accounting under IFRS. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in gross debt and would decrease the euro equivalent redemption value of the bonds by €1.0 billion.

Analysis of net debt:

		Restated [1]
	2019	2018
	€m	€m

Bonds	(44,492)	(33,950)
Commercial paper[2]	(873)	(2,712)
Bank loans	(3,000)	(3,316)
Cash collateral liabilities	(2,011)	(1,070)
Other borrowings	(2,579)	(373)
Gross borrowings	(52,955)	(41,421)
Derivative financial instruments[3]	(2,444)	(2,383)
Gross debts	(55,399)	(43,804)
Cash and cash equivalents	13,637	4,674
Other financial instruments:
Mark to market derivative financial instruments[3]	3,634	2,629
Short term investments[4]	11,095	6,870
Total cash and cash equivalents and other financial instruments	28,366	14,173
Net debt	(27,033)	(29,631)

Notes:

1. Liabilities for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement are now separately disclosed in the consolidated statement of financial position and are no longer presented within borrowings. Gross borrowings at 31 March 2018 have therefore been revised to exclude €1,838 million in respect of such liabilities.

2. At 31 March 2019, €nil million (31 March 2018: $570 million) was drawn under the US commercial paper programme and €873 million (31 March 2018: €2,249 million) was drawn under the euro commercial paper programme.

3. Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other (payables)/receivables.

4. Comprises €4,690 million (31 March 2018: €2,979 million) of bonds and debt securities, including German and Japanese government bonds of €1,896 million (31 March 2018: €862 million), UK gilts of €1,115 million (31 March 2018: €1,112 million) and €1,184 million (31 March 2018: €830 million) of other assets both paid as collateral in relation to derivative financial instruments and €6,405 million (31 March 2018: €3,891 million) of managed investment funds, including €892 million (31 March 2018: €804 million) invested in a fund whose underlying securities are supply chain receivables from a diverse range of corporate organisations of which Vodafone is a minority constituent.

Share buyback programme

On 28 January 2019, Vodafone announced the commencement of a new irrevocable and non-discretionary share buy-back programme. The sole purpose of the programme was to reduce the issued share capital of Vodafone and thereby avoid any change in Vodafone’s issued share capital as a result of the maturing of the second tranche of the mandatory convertible bond (‘MCB’) in February 2019.

In order to satisfy the second tranche of the MCB, 799.1 of million shares were reissued from treasury shares on 25 February 2019 at a conversion price of £1.8021. This reflected the conversion price at issue (£2.1730) adjusted for the pound sterling equivalent of aggregate dividends paid from August 2016 to February 2019.

The share buyback programme started in February 2019 and is expected to complete by 20 May 2019. Details of the shares purchased under the programme are shown below.

	Number of shares purchased[1]	Average price paid per share inclusive of transaction costs	Total number of shares purchased under publicly announced share buyback programme[2]	Maximum number of shares that may yet be purchased under the programme[3]
Date of share purchase	000	Pence	000	000

February 2019	14,529	135.17	14,529	784,539
March 2019	305,099	140.56	319,628	479,440
April 2019	290,570	142.20	610,198	188,870
May 2019	116,228	140.11	726,426	72,642
Total[4]	726,426	141.04	726,426	72,642

Notes:

1. The nominal value of shares purchased is 20 20/21 US cents each.

2. No shares were purchased outside the publicly announced share buyback programme.

3. In accordance with shareholder authority granted at the 2018 Annual general meeting.

4. The total number of shares purchased represents 2.7% of our issued share capital, excluding treasury shares, at 14 May 2019.

Post employment benefits

During the year ended 31 March 2019, the net deficit arising from the Group’s obligations in respect of its defined benefit schemes increased by €47 million to €457 million. The next triennial actuarial valuation of the Vodafone Section and CWW Section of the Vodafone UK Group Pension Scheme will be as at 31 March 2019.

Dividends

Dividends will continue to be declared in euros and paid in euros, pounds sterling and US dollars, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend.

The Board is recommending a dividend per share of 9 eurocents, representing a 40% decrease over the prior financial year’s dividend per share. This implies a final dividend of 4.16 eurocents compared to 10.23 eurocents in the prior year. The rebasing of the dividend is intended to support the Group’s strategic goals and to rebuild financial headroom, helping the Group to reduce debt and delever to the low end of our targeted 2.5x-3.0x leverage range in the next few years.

OTHER SIGNIFICANT DEVELOPMENTS INCLUDING LEGAL PROCEEDINGS

Board changes

On 16 April 2018, it was announced that Dr Mathias Döpfner would not seek re-election as a Non-Executive Director at the last Annual General Meeting on 27 July 2018 and stood down from the Board on that date.

On 15 May 2018, the Vodafone Group Plc Board announced the succession plan for the role of Group Chief Executive. Effective 1 October 2018, Vittorio Colao was succeeded by former Group Chief Financial Officer Nick Read who is now Group Chief Executive.

On 27 July 2018, former Deputy Chief Financial Officer Margherita Della Valle succeeded Nick Read as Group Chief Financial Officer and joined the Board.

On 9 November 2018, it was announced that Sanjiv Ahuja had been appointed a Non-Executive Director with immediate effect.

On 28 March 2019, it was announced that Samuel Jonah KBE will not seek re-election as a Non-Executive Director at the next Annual General Meeting due to be held on 23 July 2019.

Acquisition commitments

Vodafone to acquire Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania

On 9 May 2018, Vodafone announced that it had agreed to acquire Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania for an enterprise value of €18.4 billion.

Indus Towers

On 25 April 2018, Vodafone, Bharti Airtel Limited and Vodafone Idea (previously Idea Cellular Limited) announced the merger of Indus Towers Limited (‘Indus Towers’) into Bharti Infratel Limited (‘Bharti Infratel’), creating a combined company that will own the respective businesses of Bharti Infratel and Indus Towers. Indus Towers is currently jointly owned by Bharti Infratel (42%), Vodafone (42%), Vodafone Idea (11.15%) and Providence (4.85%). Bharti group and Vodafone will jointly control the combined company, in accordance with the terms of a new shareholders’ agreement.

Vodafone Idea has the option to either sell its 11.15% shareholding in Indus Towers for cash or receive new shares in the combined company. Providence has the option to elect to receive cash or shares in the combined company for 3.35% of its 4.85% shareholding in Indus Towers, with the balance exchanged for shares.

Vodafone will be issued with 783.1 million new shares in the combined company, in exchange for its 42% shareholding in Indus Towers. On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash and (b) Vodafone Idea decides to sell its full 11.15% shareholding in Indus Towers for cash, these shares would be equivalent to a 29.4% shareholding in the combined company. On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash, and (b) Vodafone Idea decides to sell its full 11.15% shareholding in Indus Towers for cash, Bharti group’s shareholding will be diluted from 53.5% in Bharti Infratel today to 37.2% in the combined company. The final number of shares issued to Vodafone and the cash paid or shares issued to Vodafone Idea and Providence, will be subject to closing adjustments, including but not limited to movements in net debt and working capital for Bharti Infratel and Indus Towers.

Legal proceedings

Indian tax cases

In August 2007 and September 2007, Vodafone India Limited (‘VIL’) and Vodafone International Holdings BV (‘VIHBV’) respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly holds interests in VIL. Following approximately five years of litigation in the Indian courts in which VIHBV sought to set aside the tax demand issued by the Indian tax authority, in January 2012 the Supreme Court of India handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Supreme Court of India quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest.

On 28 May 2012 the Finance Act 2012 became law. The Finance Act 2012, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further, it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. VIHBV received a letter on 3 January 2013 from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and purporting to update the interest element of that demand to a total amount of INR142 billion, which includes principal and interest as calculated by the Indian tax authority but does not include penalties.

On 10 January 2014, VIHBV served an amended trigger notice on the Indian Government under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’), supplementing a trigger notice fi led on 17 April 2012, immediately prior to the Finance Act 2012 becoming effective, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with HTIL under transfer pricing rules. A trigger notice announces a party’s intention to submit a claim to arbitration and triggers a cooling off period during which both parties may seek to resolve the dispute amicably. Notwithstanding their attempts, the parties were unable to amicably resolve the dispute within the cooling off period stipulated in the Dutch BIT. On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings.

In June 2016, the tribunal was fully constituted with Sir Franklin Berman KCMG QC appointed as presiding arbitrator. The Indian Government has raised objections to the application of the treaty to VIHBV’s claims and to the jurisdiction of the tribunal under the Dutch BIT. On 19 June 2017, the tribunal decided to try both these jurisdictional objections along with the merits of VIHBV’s claim in February 2019. More recent attempts by the Indian Government to have the jurisdiction arguments heard separately also failed. VIHBV filed its response to India’s defence in July 2018 and India responded in December 2018. The arbitration hearing took place in February 2019, and a decision is expected late in 2019 or early 2020.

Separately, on 15 June 2015, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a trigger notice on the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’) in respect of retrospective tax claims under the Income Tax Act 1961(as amended by the Finance Act 2012). Although relating to the same underlying facts as the claim under the Dutch BIT, the claim brought by Vodafone Group Plc and Vodafone Consolidated Holdings Limited is a separate and distinct claim under a different treaty. On 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a Notice of Arbitration on the Indian Government formally commencing the arbitration.

The Indian Government has indicated that it considers the arbitration under the UK BIT to be an abuse of process but this is strongly denied by Vodafone. On 22 August 2017, the Indian Government obtained an injunction from the Delhi High Court preventing Vodafone from progressing the UK BIT arbitration. Vodafone was not present when India obtained this injunction and applied to dismiss it. On 26 October 2017, the Delhi High Court varied its order to permit Vodafone to participate in the formation of the UK BIT tribunal. It now consists of Marcelo Kohen, an Argentinian national and professor of international law in Geneva (appointed by India), Neil Kaplan, a British national (appointed by Vodafone Group Plc) and Professor Campbell McLachlan QC, a New Zealand national (appointed by the parties as presiding arbitrator). On 7 May 2018, the Delhi High Court dismissed the injunction. The Indian Government appealed the decision and hearings took place in September 2018 and February 2019. The case is currently adjourned to mid-May 2019. In the meantime, Vodafone has undertaken to take no steps advancing the UK BIT pending resolution of the Indian Government’s appeal.

On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (which included interest accruing since the date of the original demand) along with a statement that enforcement action, including against VIHBV’s indirectly held assets in India, would be taken if the demand was not satisfied. On 29 September 2017, VIHBV received an electronically generated demand in respect of alleged principal, interest and penalties in the amount of INR190.7 billion. This demand does not appear to have included any element for alleged accrued interest liability.

Separate proceedings in the Bombay High Court taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, were listed for hearing at the request of the Indian Government on 21 April 2016 despite the issue having been ruled upon by the Supreme Court of India. The hearing has since been periodically listed and then adjourned or not reached hearing. VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or VIL is liable to pay tax in connection with the transaction with HTIL and will continue to exercise all rights to seek redress including pursuant to the Dutch BIT and the UK BIT. We have not recorded a provision in respect of the retrospective provisions of the Income Tax Act 1961 (as amended by the Finance Act 2012) and any tax demands based upon such provisions.

Other Indian tax cases

VIL and Vodafone India Services Private Limited (‘VISPL’) (formerly 3GSPL) is involved in a number of tax cases with total claims exceeding €450 million plus interest, and penalties of up to 300% of the principal.

VISPL tax claims

VISPL has been assessed as owing tax of approximately €266 million (plus interest of €483 million) in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL for VIL. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is not subject to any indemnity. VISPL unsuccessfully challenged the merits of the tax demand in the statutory tax tribunal and the jurisdiction of the tax office to make the demand in the High Court. The Tax Appeal Tribunal heard the appeal and ruled in the Tax Office’s favour. VISPL lodged an appeal (and stay application) in the Bombay High Court which was concluded in early May 2015. On 13 July 2015 the tax authorities issued a revised tax assessment reducing the tax VISPL had previously been assessed as owing in respect of (i) and (ii) above. In the meantime, (i) a stay of the tax demand on a deposit of £20 million and (ii) a corporate guarantee by VIHBV for the balance of tax assessed remain in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Tax Office has appealed to the Supreme Court of India. A hearing has been adjourned with no specified date.

Vodafone India

As part of the agreement to combine its subsidiary, Vodafone India, with Idea Cellular Limited (‘Idea’) in India, which completed on 31 August 2018, the parties agreed: (i) Vodafone Group and Vodafone Idea would indemnify each other for certain events including in relation to breach of representations, warranties and covenants relating to Vodafone India and Idea; and (ii) a mechanism for payments between the Vodafone Group and Vodafone Idea pursuant to crystallisation of certain identified contingent liabilities, including tax demands, and refunds relating to Vodafone India and Idea. Any liability for the Group under this mechanism would be limited to INR 84 billion (€1.1 billion). The cases against Vodafone India Limited disclosed below are those which fall within these arrangements for indemnification and payment.

Indian regulatory cases

Litigation remains pending in the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’), High Courts and the Supreme Court of India in relation to a number of significant regulatory issues including mobile termination rates (‘MTRs’), spectrum and licence fees, licence extension and 3G intra-circle roaming (‘ICR’).

3G inter-circle roaming: Vodafone India and others v Union of India

In April 2013, the Indian Department of Telecommunications (‘DoT’) issued a stoppage notice to VIL’s operating subsidiaries and other mobile operators requiring the immediate stoppage of the provision of 3G services on other operators’ mobile networks in an alleged breach of licence claim. The DoT also imposed a fine of approximately €5.5 million. VIL applied to the Delhi High Court for an order quashing the DoT’s notice.

Interim relief from the notice has been granted (but limited to existing customers at the time with the effect that VIL was not able to provide 3G services to new customers on other operators’ 3G networks pending a decision on the issue). The dispute was referred to the TDSAT for decision, which ruled on 28 April 2014 that VIL and the other operators were permitted to provide 3G services to their customers (current and future) on other operators’ networks. The DoT has appealed the judgement and sought a stay of the tribunal’s judgement. The DoT’s stay application was rejected by the Supreme Court of India. The matter is pending before the Supreme Court of India.

One time spectrum charges: VIL v Union of India

The Indian Government has sought to impose one time spectrum charges of approximately €525 million on certain operating subsidiaries of VIL. VIL filed a petition before the TDSAT challenging the one time spectrum charges on the basis that they are illegal, violate VIL’s licence terms and are arbitrary, unreasonable and discriminatory. The tribunal stayed enforcement of the Government’s spectrum demand pending resolution of the dispute. The matter is being heard before the tribunal in May 2019.

Other public interest litigation

Three public interest litigations have been initiated in the Supreme Court of India against the Indian Government and private operators on the grounds that the grant of additional spectrum beyond 4.4/6.2 MHz was illegal. The cases seek appropriate investigation and compensation for the loss to the exchequer.

Adjusted Gross Revenue (‘AGR’) dispute before the Supreme Court of India: VIL and others v Union of India

VIL has challenged the tribunal’s judgement dated 23 April 2015 to the extent that it dealt with the calculation of AGR, upon which licence fees and spectrum usage charges are based. The cumulative impact of the inclusion of these components is approximately €2.2 billion. The Department of Telecommunications (‘DoT’) also moved cross appeals challenging the tribunal’s judgement. In the hearing before the Supreme Court of India, the Court orally directed the DoT not to take any coercive steps in the matter, which was adjourned. On 29 February 2016, the Supreme Court of India ordered that the DoT may continue to raise demands for fees and charges, but may not enforce them until a final decision on the matter.

Other cases in the Group

Patent litigation

Germany

The telecoms industry is currently involved in significant levels of patent litigation brought by non-practising entities (‘NPEs’) which have acquired patent portfolios from current and former industry companies. Vodafone is currently a party to patent litigation cases in Germany brought against Vodafone Germany by Marthon, IPCom and Intellectual Ventures. Vodafone has contractual indemnities from suppliers which have been invoked in relation to the alleged patent infringement liability.

Spain

Vodafone Group Plc has been sued in Spain by TOT Power Control (‘TOT’), an affiliate of Top Optimized Technologies. The claim makes a number of allegations including patent infringement, with TOT seeking over €500 million from Vodafone Group Plc as well as an injunction against using the technology in question. Vodafone’s initial challenge of the appropriateness of Spain as a venue for this dispute was denied. Vodafone Group Plc appealed the denial and was partially successful. In a decision dated 30 October 2017, the court ruled that while it did have jurisdiction to hear the infringement case relating to the Spanish patent, it was not competent to hear TOT’s contractual and competition law claims. This decision is subject to appeal. TOT’s application for an injunction was unsuccessful and TOT is appealing. The trial took place in September 2018 and judgment is awaited.

UK

On 22 February 2019, IPCom sued Vodafone Group Plc and Vodafone Limited for alleged patent infringement of two patents claimed to be essential to UMTS and LTE network standards. If IPCom can establish that one or more of its patents are valid and infringed, it could seek an injunction against the UK network if a global licence for the patents is not agreed.

Germany: Kabel Deutschland takeover — class actions

The German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Kabel Deutschland. These proceedings are in their early stages, and, accordingly, Vodafone believes that it is too early to assess the likely quantum of any claim. In a hearing on 6 October 2016, the Court examined the Kabel Deutschland business plan which formed the main basis for the calculation of the offer per share. The next hearings are scheduled for May 2019.

Italy: British Telecom (Italy) v Vodafone Italy

The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations that it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) sought damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period from 1999 to 2007. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €10 million to €25 million which was reduced in a further supplementary report published in September 2014 to a range of €8 million to €11 million. Judgment was handed down by the court in August 2015, awarding €12 million (including interest) to British Telecom (Italy).

British Telecom (Italy) appealed the amount of the damages to the Court of Appeal of Milan. In addition, British Telecom (Italy) has asked again for a reference to the European Court of Justice for an interpretation of the European community law on antitrust damages. Vodafone Italy also filed an appeal which was successful. British Telecom (Italy) were ordered to repay to Vodafone Italy the €12 million with interest and legal costs. BT filed an appeal to the Supreme Court in September 2018. A decision is not expected for several years.

Italy: Telecom Italia v Vodafone Italy (‘TeleTu’)

Telecom Italia brought civil claims against Vodafone Italy in relation to TeleTu’s alleged anti-competitive retention of customers. Telecom Italia seeks damages in the amount of €101 million. The Court decided on 9 June 2015 to appoint an expert to verify whether TeleTu has put in place anticompetitive retention activities. The expert prepared a draft report with a range of damages from €nil—9 million. The final hearing is set for June 2019.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece, Vodafone Group Plc and certain Directors and Officers of Vodafone

In December 2013, Mr. and Mrs. Papistas, and companies owned or controlled by them, brought three claims in the Greek court in Athens against Vodafone Greece, Vodafone Group Plc and certain Directors and officers of Vodafone Greece and Vodafone Group Plc for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Approximately €1.0 billion of the claim was directed exclusively at two former Directors of Vodafone. The balance of the claim (approximately €285.5 million) was sought from Vodafone Greece and Vodafone Group Plc on a joint and several basis. Both cases were adjourned to a hearing in September 2018, at which the plaintiffs withdrew all of their claims against Vodafone and its Directors. On 31 December 2018, the plaintiff fi led a new, much lower value claim against Vodafone Greece, dropping the individual Directors and Vodafone Group Plc as defendants. On 5 April 2019, Mr Papistas withdrew this latest lawsuit, expressing an intention to file again.

Netherlands: Consumer credit/handset case

In February 2016, the Dutch Supreme Court ruled on the Dutch implementation of the EU Consumer Credit Directive and “instalment sales agreements” (a Dutch law concept), holding that bundled “all-in” mobile subscription agreements (i.e. device along with mobile services) are considered consumer credit agreements. As a result, the Group, together with the industry, has been working with the Ministry of Finance and the Competition Authority on compliance requirements going forward for such offers. The ruling also has retrospective effect.

A number of small claims have been submitted by individual customers in the small claims courts. On 15 February 2018, Consumentenbond (a claims agency) initiated collective claim proceedings against VodafoneZiggo, Tele2, T-Mobile and now KPN. More recently, an additional, smaller, claims agency has asserted another group of claims.

UK: Phones 4U in Administration v Vodafone Limited and Vodafone Group Plc

In December 2018 the administrators of former UK indirect seller Phones 4U sued the three main UK mobile network operators (MNOs), including Vodafone, and their parent companies. The administrators allege a conspiracy between the MNOs to pull their business from Phones 4U thereby causing its collapse. The value of the claim is not pleaded but we understand it to be the total value of the business, possibly around £1 billion. Vodafone’s alleged share of the liability is also not pleaded. Vodafone filed its defence on 18 April 2019, along with several other defendants.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

	Year ended 31 March
	2019		2018
	€m		€m
Revenue	43,666		46,571
Cost of sales	(30,160)		(32,771)
Gross profit	13,506		13,800
Selling and distribution expenses	(3,891)		(4,011)
Administrative expenses	(5,410)		(5,116)
Net credit losses on financial assets	(575)		(528)
Share of results of equity accounted associates and joint ventures	(908)		(59)
Impairment loss	(3,525)		—
Other income and expense	(148)		213
Operating (loss)/profit	(951)		4,299
Non-operating expense	(7)		(32)
Investment income	433		685
Financing costs	(2,088)		(1,074)
(Loss)/profit before taxation	(2,613)		3,878
Income tax (expense)/credit	(1,496)		879
(Loss)/profit for the financial year from continuing operations	(4,109)		4,757
Loss for the financial year from discontinued operations	(3,535)		(1,969)
(Loss)/profit for the financial year	(7,644)		2,788

Attributable to:
— Owners of the parent	(8,020)		2,439
— Non-controlling interests	376		349
(Loss)/profit for the financial year	(7,644)		2,788

(Loss)/earnings per share
From continuing operations:
— Basic	(16.25	)c	15.87	c
— Diluted	(16.25	)c	15.82	c
Total Group:
— Basic	(29.05	)c	8.78	c
— Diluted	(29.05	)c	8.76	c

Consolidated statement of comprehensive income

	Year ended 31 March
	2019	2018
	€m	€m
(Loss)/profit for the financial year	(7,644)	2,788
Other comprehensive income/(expense):
Items that may be reclassified to the income statement in subsequent years
Gains on revaluation of available-for-sale investments, net of tax	—	9
Foreign exchange translation differences, net of tax	(533)	(1,909)
Foreign exchange losses/(gains) transferred to the income statement	2,079	(80)
Other, net of tax	243	(339)
Total items that may be reclassified to the income statement in subsequent years	1,789	(2,319)
Items that will not be reclassified to the income statement in subsequent years
Net actuarial losses on defined benefit pension schemes, net of tax	(33)	(70)
Total items that will not be reclassified to the income statement in subsequent years	(33)	(70)
Other comprehensive income/(expense)	1,756	(2,389)
Total comprehensive (expense)/income for the financial year	(5,888)	399

Attributable to:
— Owners of the parent	(6,333)	187
— Non-controlling interests	445	212
	(5,888)	399

Consolidated statement of financial position

		As at 31 March
		2019	2018
	Note	€m	€m
Non-current assets
Goodwill		23,353	26,734
Other intangible assets		17,652	16,523
Property, plant and equipment		27,432	28,325
Investments in associates and joint ventures		3,952	2,538
Other investments		870	3,204
Deferred tax assets		24,753	26,200
Post employment benefits		94	110
Trade and other receivables		5,170	4,026
		103,276	107,660
Current assets
Inventory		714	581
Taxation recoverable		264	106
Trade and other receivables		12,190	9,975
Other investments		13,012	8,795
Cash and cash equivalents		13,637	4,674
		39,817	24,131
Assets held for sale		(231)	13,820
Total assets		142,862	145,611

Equity
Called up share capital		4,796	4,796
Additional paid-in capital		152,503	150,197
Treasury shares		(7,875)	(8,463)
Accumulated losses		(116,725)	(106,695)
Accumulated other comprehensive income		29,519	27,805
Total attributable to owners of the parent		62,218	67,640

Non-controlling interests		1,227	967
Total non-controlling interests		1,227	967
Total equity		63,445	68,607

Non-current liabilities
Long-term borrowings		48,685	32,908
Deferred tax liabilities		478	644
Post employment benefits		551	520
Provisions		1,242	1,065
Trade and other payables		2,938	2,843
		53,894	37,980
Current liabilities
Short-term borrowings		4,270	8,513
Financial liabilities under put option arrangements[1]		1,844	1,838
Taxation liabilities		596	541
Provisions		1,160	891
Trade and other payables		17,653	16,242
		25,523	28,025
Liabilities held for sale		—	10,999
Total equity and liabilities		142,862	145,611

Notes:

1 Financial liabilities under put option arrangements comprise liabilities for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement; the amounts as at 31 March 2018 were previously presented within short-term borrowings.

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive losses[2]	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m

1 April 2017	4,796	151,808	(8,610)	(75,794)	72,200	1,519	73,719
Issue or reissue of shares[3]	—	(1,741)	1,882	(127)	14	—	14
Share-based payments	—	130	—	—	130	—	130
Transactions with non-controlling interests in subsidiaries	—	—	—	805	805	311	1,116
Disposal of subsidiaries	—	—	—	—	—	(769)	(769)
Comprehensive income	—	—	—	187	187	212	399
Dividends	—	—	—	(3,961)	(3,961)	(306)	(4,267)
Purchase of treasury shares	—	—	(1,735)	—	(1,735)	—	(1,735)
31 March 2018	4,796	150,197	(8,463)	(78,890)	67,640	967	68,607

31 March 2018 as reported	4,796	150,197	(8,463)	(78,890)	67,640	967	68,607
Adoption of IFRS 9[4]	—	—	—	(197)	(197)	(5)	(202)
Adoption of IFRS 15[4]	—	—	—	2,457	2,457	81	2,538
1 April 2018 brought forward	4,796	150,197	(8,463)	(76,630)	69,900	1,043	70,943
Issue or reissue of shares[3]	—	(1,741)	1,834	(92)	1	—	1
Share-based payments	—	199	—	—	199	34	233
Issue of mandatory convertible bonds	—	3,848	—	—	3,848	—	3,848
Transactions with non-controlling interests in subsidiaries	—	—	—	(129)	(129)	307	178
Comprehensive expense	—	—	—	(6,333)	(6,333)	445	(5,888)
Dividends	—	—	—	(4,022)	(4,022)	(602)	(4,624)
Purchase of treasury shares[5]	—	—	(1,246)	—	(1,246)	—	(1,246)
31 March 2019	4,796	152,503	(7,875)	(87,206)	62,218	1,227	63,445

Notes:

1.   Includes share premium, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

2.   Includes accumulated losses and accumulated other comprehensive income.

3.   Movements include the re-issue of 729.1 million shares (€1,742 million) in August 2017 and 799.1 million shares (€1,742 million) in February 2019 in order to satisfy the two tranches of the Mandatory Convertible Bond issued in February 2016.

4.   See note 1 for the impact of the adoption of IFRS 9 and IFRS 15.

5.   This represents the irrevocable and non-discretionary share buyback programme announced on 28 January 2019.

Consolidated statement of cash flows

	Year ended 31 March
	2019	2018
	€m	€m

Inflow from operating activities	12,980	13,600

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	(87)	(9)
Purchase of interests in associates and joint ventures	—	(33)
Purchase of intangible assets	(3,098)	(3,246)
Purchase of property, plant and equipment	(5,053)	(4,917)
Purchase of investments	(3,629)	(3,901)
Disposal of interests in subsidiaries, net of cash disposed	(412)	239
Disposal of interests in associates and joint ventures	—	115
Disposal of property, plant and equipment	45	41
Disposal of investments	2,269	1,250
Dividends received from associates and joint ventures	498	489
Interest received	622	378
Cash flows from discontinued operations	(372)	(247)
Outflow from investing activities	(9,217)	(9,841)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	7	20
Net movement in short term borrowings	(541)	(534)
Proceeds from issue of long term borrowings	14,681	4,440
Repayment of borrowings	(6,180)	(4,664)
Purchase of treasury shares	(475)	(1,766)
Equity dividends paid	(4,064)	(3,920)
Issue of subordinated mandatory convertible bonds	3,848	—
Dividends paid to non-controlling shareholders in subsidiaries	(584)	(310)
Other transactions with non-controlling shareholders in subsidiaries	(221)	1,097
Other movements in loans with associates and joint ventures	42	(194)
Interest paid[1]	(1,297)	(991)
Cash flow from discontinued operations	(779)	(302)
Tax on financing activities	—	(110)
Inflow/(outflow) from financing activities	4,437	(7,234)

Net cash inflow/(outflow)	8,200	(3,475)
Cash and cash equivalents at beginning of the financial year	5,394	9,302
Exchange gain/(loss) on cash and cash equivalents	11	(433)
Cash and cash equivalents at end of the financial year[2]	13,605	5,394

Notes:

1. Amount for 2019 includes €131 million of cash outflow on derivative financial instruments for the share buyback related to the second tranche of the mandatory convertible bond that matured during the year. Amount for 2018 includes €140 million of cash inflow on derivative financial instruments for the share buyback related to the first tranche of the mandatory convertible bond that matured during the year.

2. Includes cash and cash equivalents as presented in the statement of financial position of €13,637 million (31 March 2018: €4,674 million) and cash and cash equivalents presented in assets held for sale of €nil (31 March 2018: €727 million), together with overdrafts of €32 million (31 March 2018: €7 million).

1                 Basis of preparation

The preliminary results for the year ended 31 March 2019 are an abridged statement of the full annual report which was approved by the Board of Directors on 14 May 2019. The consolidated financial statements within the full annual report are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board. They are also prepared in accordance with IFRS as adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations.

The auditor’s report on those consolidated financial statements was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report, and did not contain statements under section 498(2) or 498(3) of the Companies Act 2006. The preliminary results do not comprise statutory accounts within the meaning of section 434(3) of the Companies Act 2006. The annual report for the year ended 31 March 2019 will be delivered to the Registrar of Companies following the Company’s annual general meeting to be held on 23 July 2019.

The financial information included in this preliminary announcement does not itself contain sufficient information to comply with IFRS. The Company will publish full financial statements that comply with IFRS in June 2019.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

New accounting pronouncements adopted

On 1 April 2018 the Group adopted new accounting policies where necessary to comply with amendments to International Financial Reporting Standards; the accounting pronouncements considered by the Group as significant on adoption are IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” as set out below.

Other IFRS changes adopted on 1 April 2018, which had also been issued by the IASB and endorsed by the EU, have no material impact on the consolidated results, financial position or cash flows of the Group. Further details are provided on all changes to IFRS impacting the Group in the Group’s annual report for the year ended 31 March 2019.

IFRS 9 “Financial Instruments”

IFRS 9 “Financial Instruments”, was adopted by the Group on 1 April 2018 and impacts the classification and measurement of the Group’s financial instruments, revises the requirements for when hedge accounting can be applied and requires certain additional disclosures.

The primary impacts of applying IFRS 9 in the current financial period are disclosed below.

Primary impacts of applying the IFRS 9 accounting policy

The cumulative retrospective impact of changes to the classification and measurement of financial instruments under IFRS 9 has been reflected by the Group as an adjustment to equity on the date of adoption. The accounting policies for financial instruments following the adoption of IFRS 9 are consistent with the Group’s pre-existing policy under IAS 39 “Financial Instruments: Recognition and Measurement”, except as set out below.

•                      Certain other cash and cash equivalent and short term investment amounts previously recorded at amortised cost are now classified as fair value through profit and loss. The carrying values of these assets approximated to fair value and therefore there is no material impact from this reclassification.

•                      The carrying values of trade receivables, contract assets and finance lease receivables are reduced by the lifetime estimated future credit losses at the date of initial recognition where previously credit losses were not recognised on such assets until there was an indicator of impairment, such as a payment default (see below).

•                      Where the Group sells receivables to a third party from time to time these portfolios, which were previously recorded at amortised cost, are recorded at fair value through other comprehensive income; the impact of this remeasurement is not material.

Whilst hedge accounting requirements are revised under IFRS 9, there are no material changes to the Group’s hedge accounting.

Provisions for receivables, reflecting lifetime expected credit losses from the date of first recognition, have increased. The application of IFRS 9 resulted in additional impairment allowances at 1 April 2018 as follows:

€m
Loss allowance at 31 March 2018 under IAS 39	1,249
Changes to loss allowance recognised at 1 April 2018:
Release of allowance for trade receivables reclassified to fair value through OCI	(23)
Recognition of additional allowance on trade and other receivables at 1 April 2018	264
Loss allowance on contract assets recognised on adoption of IFRS 15[1]	78
Loss allowance at 1 April 2018 under IFRS 9[1]	1,568

Note:

1     The loss allowance on contract assets recognised on adoption of IFRS 15 has increased to €78 million from €34 million disclosed in the condensed consolidated financial statements for the period ended 30 September 2018, published on 13 November 2018.  As a result, the total loss allowance at 1 April 2018 has increased from €1,524 million previously reported to €1,568 million.  The carrying value of contract assets and receivables at 1 April 2018 is unchanged.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 “Revenue from Contracts with Customers” was adopted by the Group on 1 April 2018 with the cumulative retrospective impact reflected as an adjustment to equity on the date of adoption.

The key differences between the Group’s IAS 18 accounting policy (which is disclosed in the Group’s Annual Report and Accounts for the year ended 31 March 2018) and the Group’s IFRS 15 accounting policy (which is provided below), as well as the primary impacts of applying IFRS 15 in the current financial period are disclosed below and in Note 31 of the Annual Report and Accounts.

Primary impacts of applying the IFRS 15 accounting policy

The primary impacts of applying the IFRS 15 (‘current’) accounting policy in place of the accounting policy applied in the annual report and accounts for the year ended 31 March 2018 (the ‘previous policy’) are:

•             Under the previous policy, revenue allocated to obligations was restricted to the amount receivable without the delivery of additional goods or services; this restriction no longer applies under the current policy. The primary impact is that revenue allocated to equipment typically increases and revenue subsequently recognised for service delivery during the contract period typically decreases when the Group sells subsidised devices, such as handsets, together with airtime service agreements. The recognition of additional up-front unbilled equipment revenue is the primary driver for the increase in the contract asset value recorded under IFRS 15. See pages 38 to 40.

•             Under current policy, direct and incremental contract acquisition costs, such as commissions, are typically recognised in expenses over the related contract period; this generally leads to the later recognition of charges for such costs compared with the previous policy. The amounts of contract acquisition costs deducted from revenue as they are considered to relate to the funding of customer discounts are higher under the current policy than under the previous policy. Deferred contract acquisition costs recorded under the current policy are disclosed on pages 38 to 40.

•             Contract fulfilment costs are deferred under current policy when the requirements for the deferral of expense recognition are met (see above); such costs were generally expensed as incurred under previous policy. Deferred contract fulfilment costs recorded under the current policy are disclosed on pages 38 to 40.

Adoption of the IFRS 15 accounting policy in the Group’s joint ventures and associates resulted in an increase to the carrying value of those investments.

The key causes of the movements recorded in the consolidated statement of financial position as a result of the adoption of IFRS 15 on 1 April 2018 are disclosed above. Due to the complexity and volume of the Group’s contracts, it is not possible to separately quantity each of the underlying reasons giving rise to the increase in contract assets.

IFRS 15 Accounting Policy

When the Group enters into an agreement with a customer, goods and services deliverable under the contract are identified as separate performance obligations (‘obligations’) to the extent that the customer can benefit from the goods or services on their own and that the separate goods and services are considered distinct from other goods and services in the agreement. Where individual goods and services don’t meet the criteria to be identified as separate obligations they are aggregated with other goods and/or services in the agreement until a separate obligation is identified. The obligations identified will depend on the nature of individual customer contracts, but might typically be separately identified for mobile handsets, other equipment such as set-top boxes and routers provided to customers and services provided to customers such as mobile and fixed line communication services. Where goods and services have a functional dependency (for example, a fixed line router can only be used with the Group’s services) this does not, in isolation, prevent those goods or services from being assessed as separate obligations.

The Group determines the transaction price to which it expects to be entitled to return for providing the promised obligations to the customer based on the committed contractual amounts, net of sales taxes and discounts. Where indirect channel dealers, such as retailers, acquire customer contracts on behalf of the Group and receive commission, any commissions that the dealer is compelled to use to fund discounts or other incentives to the customer are treated as payments to the customer when determining the transaction price and consequently are not included in contract acquisition costs.

The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The standalone selling price of each obligation deliverable in the contract is determined according to the prices that the Group would achieve by selling the same goods and/or services included in the obligation to a similar customer on a standalone basis; where standalone selling prices are not directly observable, estimation techniques are used maximising the use of external inputs.

Revenue is recognised when the respective obligations in the contract are delivered to the customer and payment remains probable.

•             Revenue for the provision of services, such as mobile airtime and fixed line broadband, is recognised when or as the Group performs the related service during the agreed service period.

•             Revenue for device sales to end customers is generally recognised when the device is delivered to the end customer. For device sales made to intermediaries such as indirect channel dealers, revenue is recognised if control of the device has transferred to the intermediary and the intermediary has no right to return the device to receive a refund; otherwise revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return.

Where refunds are issued to customers they are deducted from revenue in the relevant service period.

When the Group has control of goods or services prior to delivery to a customer, then the Group is the principal in the sale to the customer. As a principal, receipts from, and payments to, suppliers are reported on a gross basis in revenue and operating costs. If another party has control of goods or services prior to transfer to a customer, then the Group is acting as an agent for the other party and revenue in respect of the relevant obligations is recognised net of any related payments to the supplier and recognised revenue represents the margin earned by the Group. See below for details on critical accounting judgements and key sources of uncertainty.

Customers typically pay in advance for prepay mobile services and monthly for other communication services. Customers typically pay for handsets and other equipment either up-front at the time of sale or over the term of the related service agreement.

When revenue recognised in respect of a customer contract exceeds amounts received or receivable from a customer at that time a contract asset is recognised; contract assets will typically be recognised for handsets or other equipment provided to customers where payment is recovered by the Group via future service fees. If amounts received or receivable from a customer exceed revenue recognised for a contract, for example if the Group receives an advance payment from a customer, a contract liability is recognised.

When contract assets or liabilities are recognised, a financing component may exist in the contract; this is typically the case when a handset or other equipment is provided to a customer up-front but payment is received over the term of the related service agreement, in which case the customer is deemed to have received financing. If a significant financing component is provided to the customer, the transaction price is reduced and interest revenue is recognised over the customer’s payment period using an interest rate reflecting the relevant central bank rates and customer credit risk.

Contract-related costs

When costs directly relating to a specific contract are incurred prior to recognising revenue for a related obligation, and those costs enhance the ability of the Group to deliver an obligation and are expected to be recovered, then those costs are recognised on the statement of financial position as fulfilment costs and are recognised as expenses in line with the recognition of revenue when the related obligation is delivered.

The direct and incremental costs of acquiring a contract including, for example, certain commissions payable to staff or agents for acquiring customers on behalf of the Group, are recognised as contract acquisition cost assets in the statement of financial position when the related payment obligation is recorded. Costs are recognised as an expense in line with the recognition of the related revenue that is expected to be earned by the Group; typically this is over the contract period as new commissions are payable on contract renewal. Certain amounts payable to agents are deducted from revenue recognised (see above).

Critical accounting judgements and key sources of uncertainty relating to IFRS 15

Revenue recognition under IFRS 15 is significantly more complex than under previous reporting requirements and necessitates the collation and processing of very large amounts of data and the increased use of management judgements and estimates to produce financial information. The most significant accounting judgements and source of estimation uncertainty are disclosed below.

Gross versus net presentation

If the Group has control of goods or services when they are delivered to a customer, then the Group is the principal in the sale to the customer; otherwise the Group is acting as an agent. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses (see above) but do not impact reported assets, liabilities or cash flows. Scenarios requiring judgement to determine whether the Group is a principal or an agent include, for example, those where the Group delivers third-party branded services (such as premium music or TV content) to customers.

Allocation of revenue to goods and services provided to customers

Revenue is recognised when goods and services are delivered to customers. Goods and services may be delivered to a customer at different times under the same contract, hence it is necessary to allocate the amount payable by the customer between goods and services on a ‘relative standalone selling price basis’; this requires the identification of performance obligations (‘obligations’) and the determination of standalone selling prices for the identified obligations. The determination of obligations is, for the primary goods and services sold by the Group, not considered to be a critical accounting judgement. The determination of standalone selling prices for identified obligations is discussed below.

It is necessary to estimate the standalone price when the Group does not sell equivalent goods or services in similar circumstances on a standalone basis. When estimating the standalone price the Group maximises the use of external inputs; methods for estimating standalone prices include determining the standalone price of similar goods and services sold by the Group, observing the standalone prices for similar goods and services when sold by third parties or using a cost-plus reasonable margin approach (which is sometimes the case for handsets and other equipment). Where it is not possible to reliably estimate standalone prices due to lack of observable standalone sales or highly variable pricing, which is sometimes the case for services, the standalone price of an obligation may be determined as the transaction price less the standalone prices of other obligations in the contract. The standalone price determined for obligations materially impacts the allocation of revenue between obligations and impacts the timing of revenue when obligations are provided to customers at different times — for example, the allocation of revenue between handsets, which are usually delivered up-front, and services which are typically delivered over the contract period. However, there is not considered to be a significant risk of material adjustment to the carrying value of contract-related assets or liabilities in the 12 months after the balance sheet date if these estimates were revised.

New accounting pronouncements to be adopted on 1 April 2019

IFRS 16 “Leases” (‘IFRS 16’)

IFRS 16 “Leases” (‘‘IFRS 16’’) was issued in January 2016 to replace IAS 17 “Leases”. The standard is effective for accounting periods beginning on or after 1 January 2019 and was adopted by the Group on 1 April 2019.

IFRS 16 changes lease accounting for lessees and will have a material impact on the Group’s financial statements in particular:

•             Lease agreements will give rise to the recognition of an asset representing the right to use the leased item and a liability for future lease payables. The liability recorded for future lease payments will be for amounts payable for the ‘reasonably certain’ period of the lease, which may include future lease periods for which the Group has extension options. Under IAS 17, liabilities are generally not recorded for future operating lease payments, which have been disclosed as commitments.

•             Lease costs will be recognised in the form of depreciation of the right to use the asset and interest on the lease liability which will generally be discounted at the incremental borrowing rate of the relevant Group entity although the interest rate implicit in the lease will be used when it is more readily determinable. Interest charges will typically be higher in the early stages of a lease and will reduce over the term. Under IAS 17, operating lease rentals have been expensed on a straight-line basis over the lease term within operating expenses.

•            Net cash inflows from operating activities and payments classified within  cash flow from financing activities  will both increase, as payments made at both lease inception and subsequently will be characterised as repayments of lease liabilities and interest. Net cash flows will not be impacted by IFRS 16.

Lessee accounting for finance leases will be similar under IFRS 16 to existing IAS 17 accounting.  Lessor accounting under IFRS 16 is also similar to existing IAS 17 accounting and is expected to be materially the same for the Group.

A high volume of transactions will be impacted by IFRS 16 and material judgements will be required in identifying and accounting for leases. The most significant judgements in applying IFRS 16 relate to lease identification and the determination of lease term:

•             For most contracts there is limited judgment in determining whether an agreement contains a lease; however, where the Group has contracts for the use of fibre and other fixed telecommunication lines, judgement is required to determine whether the Group controls the line and has a lease. Where the Group has exclusive use of a line it is normally determined that the Group can also direct the use of the line and therefore leases will be recognised.

•             Lease terms under IFRS 16 may exceed the minimum lease period and include optional lease periods where it is reasonably certain that an extension option will be exercised or that a termination option will not be exercised by the Group. Significant judgement is required in determining whether optional periods should be included in the lease term taking into account the leased asset’s nature and purpose and potential for replacement and any plans that the Group has in place for future use of the asset.

The lease terms for real estate, subject to the non-cancellable period and rights and options in each individual contract, are generally judged to be the longer of the minimum lease term and:

•             Between 5 and 10 years for land and buildings (excluding retail), with terms at the top end of this range if the lease relates to assets that are considered to be difficult to exit sooner for economic, practical or reputational reasons.

•             To the next contractual lease break date for retail premises (excluding breaks within the next 12 months);

•             The asset life of the connected operations for leases of fibre and other fixed lines providing internal connectivity for the Group’s operations; and

•             Service agreement length for individual customers for leases of fibre or other fixed lines used to provide services directly to individual end customers.

IFRS 16 will be adopted with the cumulative retrospective impact recorded as an adjustment to equity on the date of adoption. The Group will apply the following practical expedients allowed under IFRS 16:

•             The right-of-use assets will, generally, be measured at an amount equal to the lease liability at adoption and initial direct costs incurred when obtaining leases will be excluded from this measurement. Existing lease prepayments will also be added to the value of the right of use assets on adoption and existing lease accruals will be deducted;

•             The Group will rely on its onerous lease assessments under IAS 37 to impair right-of-use assets recognised on adoption instead of performing a new impairment assessment for those assets on adoption; and

•             The Group will not be taking the short term or low value expedients in IFRS 16 for either transition or on-going accounting and instead will recognise such leases on the balance sheet.

The Group’s current estimate of the primary pre-tax financial impact of these changes on the consolidated statement of financial position on adoption is the recognition of an additional lease liability at 1 April 2019 of between €9.5 billion and €10.5 billion. The additional lease liability does not equal the operating lease commitment primarily because lease terms determined under IFRS 16 may be longer than under IAS 17 and because lease liabilities are discounted under IFRS 16.

The right of use asset recognised at 1 April 2019 is expected to be slightly higher than the lease liability, as the value of existing lease prepayments added to the balance is expected to exceed the value of accruals and provisions for onerous leases that are deducted. Overall, these transactions are expected to have no material impact on Group retained earnings.

The impact on the consolidated income statement for the year to 31 March 2020 will depend on factors that may occur during the year including new leases entered into, changes or reassessments of the Group’s existing lease portfolio and changes to exchange rates or discount rates. However, the operating lease charges incurred in the year to 31 March 2019 were €3.8 billion and it is expected that a similar amount of lease depreciation and interest that would have been recognised had IFRS 16 been applied in the year to 31 March 2019.

These impacts are based on the assessments undertaken to date. The exact financial impacts of the accounting changes of adopting IFRS 16 at 1 April 2019 may be revised. The Group will issue further details on the impact of adopting IFRS 16 as part of the interim financial statements for the six months ending 30 September 2019.

Impact of the adoption of IFRS 9 and IFRS 15 on the opening balance sheet at 1 April 2018

The impact of the adoption of IFRS 9 and IFRS 15 on the consolidated statement of financial position at 1 April 2018 is set out below:

	31 March 2018	Impact of adoption of IFRS 9	Impact of adoption of IFRS 15 [1]	1 April 2018
Consolidated statement of financial position	€m	€m	€m	€m
Non-current assets
Goodwill	26,734	—	—	26,734
Other intangible assets	16,523	—	—	16,523
Property, plant and equipment	28,325	—	—	28,325
Investments in associates and joint ventures	2,538	—	227	2,765
Other investments	3,204	(12)	—	3,192
Deferred tax assets	26,200	50	(699)	25,551
Post employment benefits	110	—	—	110
Trade and other receivables	4,026	(21)	851	4,856
Of which: Contract assets	350	(7)	500	843
Trade receivables	435	(14)	—	421
Deferred acquisition costs	—	—	340	340
Fulfilment costs	—	—	11	11
	107,660	17	379	108,056
Current assets
Inventory	581	—	39	620
Taxation recoverable	106	—	—	106
Trade and other receivables	9,975	(220)	2,349	12,104
Of which: Contract assets	2,257	(64)	1,209	3,402
Trade receivables	4,967	(156)	—	4,811
Deferred acquisition costs	—	—	1,097	1,097
Fulfilment costs	—	—	43	43
Other investments	8,795	—	—	8,795
Cash and cash equivalents	4,674	—	—	4,674
Assets held for sale	13,820	—	—	13,820
Total assets	145,611	(203)	2,767	148,175

Equity
Called up share capital	4,796	—	—	4,796
Additional paid-in capital	150,197	—	—	150,197
Treasury shares	(8,463)	—	—	(8,463)
Accumulated losses	(106,695)	(224)	2,457	(104,462)
Accumulated other comprehensive income	27,805	27	—	27,832
Total attributable to owners of the parent	67,640	(197)	2,457	69,900

Non-controlling interests	967	(5)	81	1,043
Total non-controlling interests	967	(5)	81	1,043

Total equity	68,607	(202)	2,538	70,943

Non-current liabilities
Long-term borrowings	32,908	—	—	32,908
Deferred tax liabilities	644	(1)	142	785
Post employment benefits	520	—	—	520
Provisions	1,065	—	—	1,065
Trade and other payables	2,843	—	10	2,853
Of which: Contract liabilities	237	—	10	247
Current liabilities
Short-term borrowings	8,513	—	—	8,513
Financial liabilities under put option arrangements	1,838	—	—	1,838
Taxation liabilities	541	—	—	541
Provisions	891	—	—	891
Trade and other payables	16,242	—	77	16,319
Of which: Contract liabilities	1,678	—	38	1,716
Other payables	1,346	—	39	1,385
Liabilities held for sale	10,999	—	—	10,999
Total equity and liabilities	145,611	(203)	2,767	148,175

Note:

1            Certain changes have been made to the allocation of, and timing of recognition for, equipment and service revenue; as a result, contract assets have decreased by €6m, contract liabilities have decreased by €100m and net deferred tax liabilities have increased by €20m at 1 April 2018 resulting in an increase in reported equity at adoption of €74m compared with the impact of the adoption of IFRS 15 originally disclosed in the condensed consolidated financial statements for the period ended 30 September 2018, published on 13 November 2018.

Impact of the adoption of IFRS 15

The impact of IFRS 15 on the consolidated income statement for the year ended 31 March 2019 and the consolidated statement of financial position at 31 March 2019 is set out below:

	Year ended 31 March 2019
	IFRS 15 basis		Adjustments	IAS 18 basis
Consolidated income statement (Reconciliation to IAS 18)	€m		€m	€m

Revenue	43,666		1,400	45,066
Cost of sales	(30,160)		(1,253)	(31,413)
Gross profit	13,506		147	13,653
Selling and distribution expenses	(3,891)		—	(3,891)
Administrative expenses	(5,410)		—	(5,410)
Expected credit losses on financial assets	(575)		74	(501)
Share of result of equity accounted associates and joint ventures	(908)		57	(851)
Impairment losses	(3,525)		406	(3,119)
Other income and expense	(148)		—	(148)
Operating loss	(951)		684	(267)
Non-operating income and expense	(7)		—	(7)
Investment income	433		—	433
Financing costs	(2,088)		—	(2,088)
Loss before taxation	(2,613)		684	(1,929)
Income tax expense	(1,496)		(108)	(1,604)
Loss for the financial period from continuing operations	(4,109)		576	(3,533)
Loss for the financial period from discontinued operations	(3,535)		—	(3,535)
Loss for the financial period	(7,644)		576	(7,068)

Loss per share
From continuing operations:
- Basic	(16.25	)c	2.10c	(14.15	)c
- Diluted	(16.25	)c	2.10c	(14.15	)c
Total Group
- Basic	(29.05	)c	2.10c	(26.95	)c
- Diluted	(29.05	)c	2.10c	(26.95	)c

Consolidated statement of financial position (Reconciliation to IAS 18)

	31 March 2019
	IFRS 15 basis	Adjustments	IAS 18 basis
	€m	€m	€m

Non-current assets
Goodwill[1]	23,353	409	23,762
Other intangible assets	17,652	—	17,652
Property, plant and equipment	27,432	—	27,432
Investments in associates and joint ventures	3,952	(156)	3,796
Other investments	870	—	870
Deferred tax assets	24,753	652	25,405
Post employment benefits	94	—	94
Trade and other receivables	5,170	(555)	4,615
Of which: Contract assets	531	(180)	351
Trade receivables	376	—	376
Deferred acquisition costs	366	(366)	—
Fulfilment costs	9	(9)	—

Current assets
Inventory	714	(48)	666
Taxation recoverable	264	—	264
Trade and other receivables	12,190	(2,379)	9,811
Of which: Contract assets	3,671	(1,247)	2,424
Trade receivables	4,701	—	4,701
Deferred acquisition costs	1,067	(1,067)	—
Fulfilment costs	65	(65)	—
Other investments	13,012	—	13,012
Cash and cash equivalents	13,637	—	13,637

Assets held for sale	(231)	(15)	(246)
Total assets	142,862	(2,092)	140,770

Equity
Called up share capital	4,796	—	4,796
Additional paid-in capital	152,503	—	152,503
Treasury shares	(7,875)	—	(7,875)
Accumulated losses	(116,725)	(1,878)	(118,603)
Accumulated other comprehensive income	29,519	27	29,546
Total attributable to owners of the parent	62,218	(1,851)	60,367
Non-controlling interests	1,227	(76)	1,151
Put options over non-controlling interests	—	—	—
Total non-controlling interests	1,227	(76)	1,151
Total equity	63,445	(1,927)	61,518

Non-current liabilities
Long-term borrowings	48,685	—	48,685
Deferred tax liabilities	478	(71)	407
Post employment benefits	551	—	551
Provisions	1,242	—	1,242
Trade and other payables	2,938	(2)	2,936
Of which: Contract liabilities	574	(2)	572

Current liabilities
Short-term borrowings	4,270	—	4,270
Financial liabilities under put option arrangements	1,844	—	1,844
Taxation liabilities	596	—	596
Provisions	1,160	—	1,160
Trade and other payables	17,653	(92)	17,561
Of which: Contract liabilities	1,818	(43)	1,775
Other payables	1,562	(49)	1,513

Liabilities held for sale	—	—	—
Total equity and liabilities	142,862	(2,092)	140,770

Note:

1.  This difference primarily relates to the impairment of goodwill in respect of Romania and Spain; pre-impairment balance sheet carrying values were higher under IFRS 15 for these entities, consequently impairment charges are higher on an IFRS 15 basis.

2                 Equity dividends

	2019	2018
	€m	€m

Declared and paid during the year
Final dividend for the year ended 31 March 2018 of 10.23 eurocents per share (2017: 10.03 eurocents per share)	2,729	2,670
Interim dividend for the year ended 31 March 2019 of 4.84 eurocents per share (2018: 4.84 eurocents per share)	1,293	1,291
	4,022	3,961

Proposed after the end of the reporting period and not recognised as a liability:
Final dividend for the year ended 31 March 2019 of 4.16 eurocents per share (2018: 10.23 eurocents per share)	1,112	2,729

3                 Discontinued operations and assets held for sale

On 20 March 2017, Vodafone announced the agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular in India. Consequently, Vodafone India has been accounted for as a discontinued operation for all periods up to 31 August 2018, the date the transaction completed, the results of which are detailed below.

Income statement and segment analysis of discontinued operations

	2019	2018
	€m	€m
Revenue	1,561	4,648
Cost of sales	(1,185)	(2,995)
Gross profit	376	1,653
Selling and distribution expenses	(92)	(237)
Administrative expenses	(134)	(533)
Other income and expense[1]	—	416
Operating profit	150	1,299
Financing costs	(321)	(715)
(Loss)/profit before taxation	(171)	584
Income tax credit/(expense)	56	(308)
(Loss)/profit after tax of discontinued operations	(115)	276

Pre-tax loss on the re-measurement of disposal group	—	(3,170)
Income tax credit	—	925
After tax loss on the re-measurement of disposal group	—	(2,245)

Loss on sale of disposal group	(3,420)	—

Loss for the financial year from discontinued operations	(3,535)	(1,969)

Loss per share from discontinued operations

	2019		2018
	eurocents		eurocents
- Basic	(12.80	)c	(7.09	)c
- Diluted	(12.80	)c	(7.06	)c

Total comprehensive expense for the financial year from discontinued operations

	2019	2018
	€m	€m
Attributable to owners of the parent	(3,535)	(1,969)

Note:

1.  Includes the profit on disposal of Vodafone India’s standalone towers business to ATC Telecom during the year.

For the five months ended 31 August 2018, the Group recorded a loss on disposal of Vodafone India of €3,420 million. This loss is presented within discontinued operations.

For the year ended 31 March 2018, the Group recorded a non-cash charge of €3,170 million (€2,245 million net of tax), included in discontinued operations, as a result of the re-measurement of Vodafone India’s fair value less costs of disposal. Fair value of the Group’s equity interest at 31 March 2018 was assessed to be INR 223 billion (2017:INR 370 billion), equivalent to €2.8 billion (2017:€5.3 billion) at the foreign exchange rates prevailing at those dates. The fair value of Vodafone India at 31 March 2018 was assessed to be primarily determinable by reference to the Idea Cellular Limited quoted share price as at 31 March 2018 of INR 75.9 per share. This technique was considered to result in a “level 2” valuation as per IFRS 13, as while the quoted share price for Idea Cellular Limited was observable, further adjustments, such as an assumption regarding the disposal of Vodafone India with a certain level of debt, were required to estimate fair value less costs of disposal.

Assets and liabilities held for sale

Assets and liabilities held for sale at 31 March 2019 represent those parts of our joint ventures expected to be disposed of and include a 12.6% interest in Indus Towers and a 24.95% interest in Vodafone Hutchison Australia. Assets and liabilities held for sale at 31 March 2018 relate to the operations of Vodafone India. The relevant assets and liabilities are detailed in the table below.

	2019	2018
	€m	€m
Non-current assets[1]	(231)	10,927
Current assets	—	2,893
Total assets held for sale	(231)	13,820

Non-current liabilities	—	(7,398)
Current liabilities	—	(3,601)
Total liabilities held for sale	—	(10,999)

1  See Subsequent events for Vodafone Hutchison Australia.

4                 Subsequent events

Bonds

In accordance with the Group’s announced intention to issue hybrid bonds as part of its funding of the acquisition of Liberty Global’s cable assets in Germany and Central and Eastern Europe, on 4 April 2019 the Group issued US $2 billion hybrid securities on the New York Stock Exchange due on 4 April 2079 with a euro equivalent rate of 4.38%.

Vodafone Idea rights issue

On 8 May 2019 Vodafone Idea successfully completed its INR 250 billion (€3.2 billion) equity capital raise. Vodafone Group’s contribution of INR 110 billion (€1.4 billion) was indirectly funded through a loan secured on the Group’s Indian assets.

German spectrum auction

The Group is currently participating in an auction for licences for the use of certain spectrum bands in Germany. As at the close of business on 13 May 2019, the Group was the current highest bidder in respect of 12 blocks of spectrum with bids totalling €1,679 million. The number of blocks of spectrum acquired by the Group, and the amount paid for those blocks, will depend on the outcome of the auction and therefore the amount that the Group will pay for any licences acquired through this auction is uncertain.

Vodafone Hutchison Australia

The Australian Competition and Consumer Commission (ACCC) has opposed the proposed merger of VHA and TPG. Vodafone Hutchison Australia (VHA) has confirmed that it intends to challenge the ACCC decision through the Federal Court.

New Zealand

On 13 May 2019, the Group agreed to the sale of Vodafone New Zealand Limited for consideration of NZ$3.4 billion (€2.1 billion).  Completion is expected in the year to 31 March 2020 and is subject to regulatory approvals.

ALTERNATIVE PERFORMANCE MEASURES

In the discussion of the Group’s reported operating results, alternative performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

IFRS 15 basis and IAS 18 basis

Following the adoption of IFRS 15 “Revenue from Contracts with Customers” on 1 April 2018, the Group’s statutory results for the year ended 31 March 2019 are on an IFRS 15 basis, whereas the statutory results for the year ended 31 March 2018 are on an IAS 18 basis as previously reported, with any comparison between the two bases of reporting not being meaningful. As a result, the discussion of our operating results in this document is primarily performed on an IAS 18 basis for all periods presented.

We believe that the IAS 18 basis metrics for the year ended 31 March 2019, which are not intended to be a substitute for, or superior to, our reported metrics on an IFRS 15 basis, provide useful information to allow comparable growth rates to be calculated. A reconciliation of service revenue, revenue, adjusted EBITDA, adjusted EBIT and adjusted operating profit to the statutory IFRS 15 basis for the year ended 31 March 2019 and for revenue for the quarters ended 31 March 2019 and 31 December 2018 is included in the following pages.

In addition, to assist investors and other stakeholders in understanding the impact of IFRS 15 on the Group’s results, the following pages also include pro forma results for the year ended 31 March 2018 and quarters ended 31 March 2018 and 31 December 2017 on an IFRS 15 basis, associated IFRS 15 and organic growths and a reconciliation to the statutory IAS 18 basis for those periods.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•             It is used for internal performance reporting;

•             It is used in setting director and management remuneration; and

•             It is useful in connection with discussion with the investment analyst community.

A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, is provided in the section “Financial results” beginning on page 10.

Adjusted EBITDA and adjusted EBITDA margin

Adjusted EBITDA is operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted EBIT, adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.

A reconciliation of adjusted EBITDA and adjusted EBITDA margin to the closest equivalent GAAP measure, operating profit, is provided in the section “Financial results” beginning on page 10.

Group adjusted EBIT, adjusted operating profit and adjusted earnings per share

Group adjusted EBIT and adjusted operating profit exclude impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted EBIT also excludes the share of results in associates and joint ventures. Adjusted earnings per share also excludes certain foreign exchange rate differences, together with related tax effects.

We believe that it is both useful and necessary to report these measures for the following reasons:

•             These measures are used for internal performance reporting;

•             These measures are used in setting director and management remuneration; and

•             They are useful in connection with discussion with the investment analyst community and debt rating agencies.

Cash flow measures and capital additions

In presenting and discussing our reported results, free cash flow (pre-spectrum), free cash flow, capital additions and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•             Free cash flow (pre-spectrum) and free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow (pre-spectrum) and capital additions do not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

•             Free cash flow facilitates comparability of results with other companies, although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•             These measures are used by management for planning, reporting and incentive purposes; and

•             These measures are useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow, free cash flow (pre-spectrum) and free cash flow, is provided below.

	2019	2018
	€m	€m
Net cash flow from operating activities	12,980	13,600
Net tax paid	1,131	1,118
Cash flow from discontinued operations	71	(858)
Cash generated by operations	14,182	13,860
Capital additions	(7,227)	(7,321)
Working capital movement in respect of capital additions	(89)	171
Disposal of property, plant and equipment	45	41
Restructuring payments	195	250
Other	(35)	—
Operating free cash flow	7,071	7,001
Taxation	(1,040)	(1,010)
Dividends received from associates and investments	498	489
Dividends paid to non-controlling shareholders in subsidiaries	(584)	(310)
Interest received and paid	(502)	(753)
Free cash flow (pre-spectrum)	5,443	5,417
Licence and spectrum payments	(837)	(1,123)
Restructuring payments	(195)	(250)
Free cash flow	4,411	4,044

2019 financial year guidance

The organic adjusted EBITDA (excluding settlements and UK handset financing) and free cash flow pre spectrum guidance measures for the year ended 31 March 2019 were forward-looking alternative performance measures based on the Group’s assessment of the global macroeconomic outlook and foreign exchange rates of €1: ZAR15.1, €1: £0.87, €1: TRY5.1 and €1: EGP22.1. These guidance measures exclude the impact of licence and spectrum payments, material one-off tax-related payments, restructuring payments, changes in shareholder recharges from India and any fundamental structural change to the Eurozone. They also assume no material change to the current structure of the Group. We believe it is both useful and necessary to report these guidance measures to give investors an indication of the Group’s expected future performance, the Group’s sensitivity to foreign exchange movements and to report actual performance against these guidance measures.

Reconciliations of adjusted EBITDA and free cash flow pre spectrum to the 2019 financial year guidance basis is shown below.

	Adjusted EBITDA				Free cash flow pre- spectrum
	2019	2018	Growth		2019
	€m	€m	%		€m
Reported	14,139	14,737	(4.1%	)	5,443
Other activity (including M&A)	(95)	(341)			—
Foreign exchange	—	(288)			—
Handset financing and settlements	(198)	(674)			—
Guidance basis	13,846	13,434	3.1%		5,443

Revised definition of adjusted EBITDA for FY20

For FY20, a revised definition for adjusted EBITDA will be applied, as follows: operating profit after interest on leases but excluding depreciation, amortisation and gains/losses on disposal for owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Other

A summary of certain other alternative performance measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Alternative performance measure	Closest equivalent GAAP measure	Location in this results announcement of reconciliation and further information
Adjusted profit before tax	Profit before taxation	Taxation on page 19
Adjusted effective tax rate	Income tax expense as a percentage of profit before taxation	Taxation on page 19
Adjusted income tax expense	Income tax expense	Taxation on page 19
Adjusted profit attributable to owners of the parent	Profit attributable to owners of the parent	Earnings per share on page 20

Organic growth and change at constant exchange rates

All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Whilst neither of these measures are intended to be a substitute for reported growth, nor are they superior to reported growth, we believe that these measures provide useful and necessary information for the following reasons:

•             They provide additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•             They are used for internal performance analysis; and

•             They facilitate comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

The Group’s organic growth rates for all periods exclude the results of Vodafone India Limited, which were reported in discontinued operations prior to the completion of the merger with Idea Cellular Limited on 31 August 2018, and the results of Vodafone Qatar following its disposal in the year to 31 March 2018. In addition, operating segment organic service revenue growth rates for all quarters have been amended to exclude the impact of changes to intercompany interconnect rates and the impact of excluding international wholesale voice transit revenues from service revenue with effect from 1 April 2018.

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Reconciliations of organic growth to reported growth are shown where used or in the tables below.

	IAS 18
				Other activity
				(including	Foreign
	2019	2018	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Year ended 31 March
Revenue
Germany	10,952	10,847	1.0	0.1	—	1.1
Italy	5,882	6,204	(5.2)	0.2	—	(5.0)
UK	6,799	7,078	(3.9)	0.1	—	(3.8)
Spain	4,688	4,978	(5.8)	0.3	—	(5.5)
Other Europe	5,121	4,941	3.6	(0.6)	0.2	3.2
Eliminations	(116)	(160)
Europe	33,326	33,888	(1.7)	(0.2)	0.1	(1.8)
Vodacom	5,660	5,692	(0.6)	0.1	3.8	3.3
Other Markets	4,864	5,770	(15.7)	10.8	14.6	9.7

Turkey	2,344	2,845	(17.6)	0.5	32.3	15.2
Egypt	1,112	961	15.7	—	(1.4)	14.3

Rest of the World	10,524	11,462	(8.2)	4.9	9.4	6.1
Other	1,518	1,408
Eliminations	(302)	(187)
Group (IAS18 basis)	45,066	46,571	(3.2)	0.8	2.3	(0.1)
Impact of adoption of IFRS 15	(1,400)
Group (IFRS 15 basis)	43,666

	IAS 18
				Other activity (including	Foreign
	2019	2018	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Year ended 31 March
Adjusted EBITDA
Germany	4,098	4,010	2.2	(0.2)	—	2.0
Italy	2,189	2,329	(6.0)	0.2	—	(5.8)
UK	1,527	1,762	(13.3)	(0.8)	—	(14.1)
Spain	1,079	1,420	(24.0)	0.5	—	(23.5)
Other Europe	1,628	1,515	7.5	0.1	—	7.6
Europe	10,521	11,036	(4.7)	—	—	(4.7)
Vodacom	2,155	2,203	(2.2)	—	4.1	1.9
Other Markets	1,395	1,554	(10.2)	11.4	12.8	14.0

Turkey	542	644	(15.8)	1.3	33.7	19.2
Egypt	514	413	24.5	(0.1)	(1.3)	23.1
Rest of the World	3,550	3,757	(5.5)	4.2	7.6	6.3
Other	68	(56)
Group (IAS18 basis)	14,139	14,737	(4.1)	1.6	2.0	(0.5)

Impact of adoption of IFRS 15	(221)
Group (IFRS 15 basis)	13,918

Percentage point change in adjusted EBITDA margin
Europe	31.6%	32.6%	(1.0)	—	—	(1.0)
Rest of the World	33.7%	32.8%	0.9	(0.3)	(0.6)	—
Other Markets

Turkey	23.1%	22.6%	0.5	0.1	0.1	0.7
Egypt	46.2%	43.0%	3.2	—	0.1	3.3
Group	31.4%	31.6%	(0.2)	0.3	(0.2)	(0.1)

Adjusted EBIT
Europe	2,282	2,855	(20.1)	—	—	(20.1)
Rest of the World	2,140	2,102	1.8	(1.3)	7.3	7.8
Other	52	(130)
Group (IAS 18 basis)	4,474	4,827	(7.3)	1.9	2.9	(2.5)

Impact of adoption of IFRS 15	(221)
Group (IFRS 15 basis)	4,253

Adjusted operating profit
Europe	2,431	2,895	(16.0)	—	(0.1)	(16.1)
Rest of the World	1,701	2,453	(30.7)	32.9	4.4	6.6
Other	51	(132)
Group (IAS 18 basis)	4,183	5,216	(19.8)	17.2	2.4	(0.2)

Impact of adoption of IFRS 15	(278)
Group (IFRS 15 basis)	3,905

	IAS 18
					Other activity	Foreign
	2019	2018	Reported		(incl. M&A)	exchange	Organic*
	€m	€m	%		pps	pps	%
Year ended 31 March - Service revenue
Germany	10,306	10,262	0.4		0.1	—	0.5

Mobile service revenue	6,126	6,087	0.6		0.2	—	0.8
Fixed service revenue	4,180	4,175	0.1		—	—	0.1
Italy	4,979	5,302	(6.1)		0.2	—	(5.9)

Mobile service revenue	3,893	4,310	(9.7)		0.3	—	(9.4)
Fixed service revenue	1,086	992	9.5		0.1	—	9.6
UK	5,775	6,094	(5.2)		0.1	—	(5.1)

Mobile service revenue	4,230	4,629	(8.6)		0.1	0.1	(8.4)
Fixed service revenue	1,545	1,465	5.5		—	(0.2)	5.3
Spain	4,275	4,587	(6.8)		0.4	—	(6.4)
Other Europe	4,743	4,625	2.6		(0.6)	0.1	2.1

Of which: Ireland	959	949	1.1		0.2	—	1.3
Of which: Portugal	967	950	1.8		0.6	—	2.4
Of which: Greece	875	815	7.4		(5.0)	—	2.4
Eliminations	(110)	(157)
Europe	29,968	30,713	(2.4)		(0.1)	—	(2.5)
Vodacom	4,660	4,656	0.1		—	3.7	3.8

Of which: South Africa	3,506	3,601	(2.6)		—	4.7	2.1
Of which: International operations	1,151	1,034	11.3		—	(0.1)	11.2
Other Markets	4,083	4,845	(15.7)		11.4	13.2	8.9

Of which: Turkey	1,748	2,146	(18.5)		0.6	32.2	14.3
Of which: Egypt	1,077	927	16.2		—	(1.5)	14.7
Eliminations	—	—	—
Rest of the World	8,743	9,501	(8.0)		5.4	8.7	6.1
Other	610	1,037
Eliminations	(101)	(185)
Total service revenue	39,220	41,066	(4.5)		1.6	2.0	(0.9)
Other revenue	5,846	5,505
Revenue (IAS 18 basis)	45,066	46,571	(3.2)		0.8	2.3	(0.1)
Impact of adoption of IFRS 15	(1,400)
Revenue (IFRS 15 basis)	43,666
Other growth metrics
Excluding the impact of UK handset financing and settlements:
Group - Service revenue	39,220	41,066	(4.5%	)	2.0pp	2.8pp	0.3%
Group - Mobile service revenue	28,962	30,660	(5.5%	)	2.4pp	2.5pp	(0.6%	)
Group - Fixed service revenue	10,258	10,406	(1.4%	)	0.6pp	3.7pp	2.9%
Group - EBITDA	14,139	14,737	(4.1%	)	2.0pp	5.2pp	3.1%
Group - EBIT	4,475	4,826	(7.3%	)	2.9pp	13.8pp	9.4%
Europe - Service revenue	29,968	30,713	(2.4%	)	—	1.3pp	(1.1%	)
Europe - EBITDA	10,521	11,036	(4.7%	)	—	4.2pp	(0.5%	)
Vodafone Business - Service revenue	11,729	11,918	(1.6%	)	1.2pp	0.7pp	0.3%
Vodafone Business - Service revenue (RoW)	1,780	1,943	(8.4%	)	7.0pp	5.1pp	3.7%
Vodafone Business - Mobile service revenue	7,980	8,262	(3.4%	)	1.3pp	0.8pp	(1.3%	)
Vodafone Business - Fixed service revenue	3,749	3,656	2.5%		0.8pp	0.5pp	3.8%
Group - IoT revenue	783	747	4.8%		0.1pp	4.8pp	9.7%
Group - IoT Connectivity revenue	615	556	10.6%		0.2pp	3.7pp	14.5%
Europe - Consumer	19,144	19,752	(3.1%	)	—	2.0pp	(1.1%	)
Europe - Consumer mobile	13,636	14,319	(4.8%	)	0.1pp	2.3pp	(2.4%	)
Europe - Consumer fixed	5,507	5,434	1.4%		—	1.2pp	2.6%
Europe - Consumer excl. Italy and Spain	13,029	13,071	(0.3%	)	—	3.0pp	2.7%
Europe - Consumer mobile excl. Italy and Spain	9,162	9,330	(1.8%	)	—	3.5pp	1.7%
Europe - Consumer fixed excl. Italy and Spain	3,868	3,740	3.4%		—	1.8pp	5.2%
Emerging consumer - Service revenue	6,106	6,649	(8.2%	)	9.7pp	5.9pp	7.4%
Germany - Service revenue	10,306	10,262	0.4%		—	1.1pp	1.5%
Germany - Mobile service revenue	6,126	6,087	0.6%		—	0.2pp	0.8%
Germany - Fixed service revenue	4,180	4,175	0.1%		—	2.5pp	2.6%
Germany - Service revenue excl. wholesale	9,832	9,731	1.0%		—	1.2pp	2.2%
Germany - Mobile service revenue excl. wholesale	5,863	5,784	1.4%		—	0.2pp	1.6%
Germany - Fixed service revenue excl. wholesale	3,970	3,948	0.6%		—	2.6pp	3.2%
Germany - EBITDA	4,098	4,010	2.2%		—	2.1pp	4.3%
UK - Service revenue	5,775	6,094	(5.2%	)	—	0.1pp	(5.1%	)
UK - Service revenue excl. handset financing	5,775	6,094	(5.2%	)	—	5.8pp	0.6%
UK - Mobile service revenue excl. handset financing	4,231	4,629	(8.6%	)	0.1pp	7.7pp	(0.8%	)
UK - EBITDA	1,527	1,762	(13.3%	)	—	24.6pp	11.3%
UK - Operating expenses	(1,820)	(1,911)	(4.7%	)	0.1pp	(0.7pp)	(5.3%	)
South Africa - Data revenue	1,527	1,540	(0.9%	)	4.8pp	(0.0pp)	3.9%

	IAS 18
				Other activity	Foreign
	2019	2018	Reported	(incl. M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 31 March - Service revenue
Germany	2,556	2,636	(3.0)	0.1	—	(2.9)

Mobile service revenue	1,506	1,501	0.3	0.3	—	0.6
Fixed service revenue	1,050	1,135	(7.5)	—	—	(7.5)
Italy	1,223	1,305	(6.3)	0.2	—	(6.1)

Mobile service revenue	942	1,051	(10.4)	0.2	—	(10.2)
Fixed service revenue	281	254	10.6	0.4	—	11.0
UK	1,452	1,524	(4.7)	0.2	(1.3)	(5.8)

Mobile service revenue	1,026	1,114	(7.9)	0.1	(1.1)	(8.9)
Fixed service revenue	426	410	3.9	—	(1.6)	2.3
Spain	1,014	1,117	(9.2)	0.3	—	(8.9)
Other Europe	1,168	1,144	2.1	(1.0)	—	1.1

Of which: Ireland	241	244	(1.2)	0.1	—	(1.1)
Of which: Portugal	236	233	1.3	0.5	—	1.8
Of which: Greece	216	195	10.8	(7.4)	—	3.4
Eliminations	(23)	(35)
Europe	7,390	7,691	(3.9)	(0.2)	(0.2)	(4.3)
Vodacom	1,164	1,197	(2.8)	—	5.3	2.5

Of which: South Africa	875	945	(7.4)	—	7.7	0.3
Of which: International operations	289	251	15.1	—	(5.6)	9.5
Other Markets	1,036	1,163	(10.9)	11.5	7.2	7.8

Of which: Turkey	437	505	(13.5)	0.5	26.1	13.1
Of which: Egypt	280	232	20.7	—	(9.5)	11.2
Rest of the World	2,200	2,360	(6.8)	5.4	6.3	4.9
Other	165	292
Eliminations	(33)	(58)
Total service revenue	9,722	10,285	(5.5)	1.7	1.3	(2.5)
Other revenue	1,414	1,414
Revenue (IAS18 basis)	11,136	11,699	(4.8)	0.7	1.6	(2.5)

Impact of adoption of IFRS 15	(316)
Revenue (IFRS 15 basis)	10,820

Other growth metrics
Other growth metrics
Excluding the impact of UK handset financing and settlements:
Group - Service revenue	9,721.8	10,284.8	(5.5% )	1.3pp	3.6pp	(0.6% )
Group - Mobile service revenue	7,078.6	7,524.7	(5.9% )	1.6pp	2.7pp	(1.6% )
Group - Fixed service revenue	2,643.2	2,760.1	(4.2% )	—	6.5pp	2.3%
Europe - Service revenue	7,390.4	7,691.6	(3.9% )	(0.2pp)	2.3pp	(1.8% )
Germany - Service revenue	2,556.4	2,635.6	(3.0% )	—	4.0pp	1.0%
Germany - Mobile service revenue	1,506.2	1,500.7	0.4%	—	0.2pp	0.6%
Germany - Fixed service revenue	1,050.2	1,135.0	(7.5% )	—	9.1pp	1.6%
Germany - Service revenue excl. wholesale	2,447.0	2,505.3	(2.3% )	—	4.2pp	1.9%
Germany - Mobile service revenue excl. wholesale	1,447.4	1,427.9	1.4%	—	0.2pp	1.6%
Germany - Fixed service revenue excl. wholesale	999.7	1,077.4	(7.2% )	—	9.6pp	2.4%
UK - Service revenue	1,452.3	1,524.2	(4.7% )	(1.3pp)	0.2pp	(5.8% )
UK - Service revenue excl. handset financing	1,452.3	1,524.2	(4.7% )	(1.3pp)	6.1pp	0.1%
UK - Mobile service revenue excl. handset financing	1,026.7	1,114.3	(7.9% )	(1.1pp)	8.3pp	(0.7% )
Ireland - Service revenue excluding prior year benefit	240.6	244.0	(1.4% )	—	2.4pp	1.0%
South Africa - Data revenue	386.1	411.5	(6.2% )	7.8pp	—	1.6%

	IAS 18
			IAS 18	Other activity (including	Foreign	IAS 18
	2018	2017	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 31 December - Service revenue
Germany	2,590	2,564	1.0	0.1	—	1.1

Mobile service revenue	1,541	1,540	0.1	0.1	—	0.2
Fixed service revenue	1,049	1,024	2.4	0.1	—	2.5
Italy	1,261	1,324	(4.8)	0.2	—	(4.6)

Mobile service revenue	979	1,071	(8.6)	0.2	—	(8.4)
Fixed service revenue	282	253	11.5	(0.2)	—	11.3
UK	1,426	1,496	(4.7)	0.1	0.1	(4.5)

Mobile service revenue	1,041	1,138	(8.5)	0.2	0.1	(8.2)
Fixed service revenue	385	358	7.5	—	(0.2)	7.3
Spain	1,056	1,144	(7.7)	0.3	—	(7.4)
Other Europe	1,188	1,157	2.7	(0.5)	—	2.2

Of which: Ireland	238	236	0.8	0.6	—	1.4
Of which: Portugal	241	235	2.6	0.3	—	2.9
Of which: Greece	221	201	10.0	(7.0)	—	3.0
Eliminations	(25)	(36)
Europe	7,496	7,649	(2.0)	(0.2)	0.1	(2.1)
Vodacom	1,156	1,149	0.6	—	0.9	1.5

Of which: South Africa	854	878	(2.7)	0.1	1.7	(0.9)
Of which: International operations	302	267	13.1	—	(2.0)	11.1
Other Markets	1,014	1,189	(14.7)	11.9	11.9	9.1

Of which: Turkey	424	520	(18.5)	0.4	32.9	14.8
Of which: Egypt	275	235	17.0	—	(2.6)	14.4
Rest of the World	2,170	2,338	(7.2)	5.5	6.6	4.9
Other	135	255
Eliminations	(14)	(53)
Total service revenue	9,787	10,189	(3.9)	1.6	1.5	(0.8)
Other revenue	1,598	1,608
Revenue (IAS 18 basis)	11,385	11,797	(3.5)	0.8	1.8	(0.9)
Impact of adoption of IFRS 15	(389)
Revenue (IFRS 15 basis)	10,996

Other growth metrics
Excluding the impact of UK handset financing and settlements:
Group - Service revenue	9,721.8	10,284.8	(5.5% )	1.3pp	4.3pp	0.1%
Group - Mobile service revenue	7,219.7	7,605.8	(5.1% )	1.9pp	2.5pp	(0.7% )
Group - Fixed service revenue	2,567.8	2,583.5	(0.6% )	0.4pp	2.4pp	2.2%
Europe - Service revenue	7,390.4	7,691.6	(3.9% )	(0.2pp)	3.0pp	(1.1% )
Germany - Service revenue	2,556.4	2,635.6	(3.0% )	—	4.1pp	1.1%
Germany - Mobile service revenue	1,541.3	1,541.3	—	—	0.2pp	0.2%
Germany - Fixed service revenue	1,049.0	1,023.6	2.5%	—	—	2.5%
Germany - Service revenue excl. wholesale	2,447.0	2,505.3	(2.5% )	—	3.0pp	0.5%
Germany - Mobile service revenue excl. wholesale	1,482.5	1,468.5	0.8%	—	0.3pp	1.1%
Germany - Fixed service revenue excl. wholesale	998.5	966.0	3.2%	—	—	3.2%
UK - Service revenue	1,452.3	1,524.2	(4.7% )	(1.3pp)	0.2pp	(5.8% )
UK - Service revenue excl. handset financing	1,452.3	1,524.2	(4.7% )	(1.3pp)	6.9pp	0.9%
UK - Mobile service revenue excl. handset financing	1,041.8	1,137.5	(8.4% )	—	7.3pp	(1.1% )

	IAS 18

	UK		Germany		Europe		Group
	2019	2018	2019	2018	2019	2018	2019	2018
	€m	€m	€m	€m	€m	€m	€m	€m
Year ended 31 March - Other metrics
Revenue	6,799	7,078	10,952	10,847	33,326	33,888	45,066	46,571
Other activity (including M&A)	—	(9)	—	(12)	(47)	(4)	(113)	(486)
Foreign exchange	—	(2)	—	—	—	(9)	—	(1,076)
Impact of handset financing and settlements	(223)	(504)	—	(102)	(223)	(606)	(223)	(606)
Adjusted revenue excluding the impact of handset financing and settlements	6,576	6,563	10,952	10,733	33,056	33,269	44,730	44,403

Adjusted EBITDA	1,527	1,762	4,098	4,010	10,521	11,036	14,139	14,737
Other activity (including M&A)	—	17	—	7	(1)	8	(95)	(341)
Foreign exchange	—	—	—	—	—	(1)	—	(288)
Impact of handset financing and settlements	(198)	(585)	—	(89)	(198)	(674)	(198)	(674)
Adjusted EBITDA excluding the impact of handset financing and settlements	1,329	1,194	4,098	3,928	10,322	10,369	13,846	13,434

Adjusted EBITDA margin %	22.50	24.90	37.40	37.00	31.60	32.60	31.40	31.60
Adjusted EBITDA margin % excluding the impact of handset financing and settlements	20.20	18.20	37.40	36.60	31.20	31.20	31.00	30.30

	UK		Germany		Europe		Group
	2019	2018	2019	2018	2019	2018	2019	2018
	€m	€m	€m	€m	€m	€m	€m	€m
Quarter ended 31 March - Other metrics
Revenue	1,678	1,745	2,699	2,798	8,148	8,482	11,136	11,699
Other activity (including M&A)	—	(2)	—	(4)	(15)	(1)	(39)	(130)
Foreign exchange	—	23	—	—	—	20	—	(192)
Impact of handset financing and settlements	13	(71)	—	(102)	13	(173)	13	(173)
Adjusted revenue excluding the impact of handset financing and settlements	1,691	1,695	2,699	2,692	8,146	8,328	11,110	11,204

	UK		Germany		Europe		Group
	2019	2018	2019	2018	2019	2018	2019	2018
	€m	€m	€m	€m	€m	€m	€m	€m
Quarter ended 31 December - Other metrics
Revenue	1,426	1,496	2,802	2,772	7,496	7,649	9,787	10,189
Other activity (including M&A)	—	(2)	—	(3)	(15)	(1)	(15)	(182)
Foreign exchange	—	(1)	—	—	—	(4)	—	(160)
Impact of handset financing and settlements	136	55	—	—	136	55	136	55
Adjusted revenue excluding the impact of handset financing and settlements	1,562	1,548	2,802	2,769	7,617	7,699	9,908	9,902

	IFRS 15
	2019	2018	Reported	Other activity (including M&A)	Foreign exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 31 March - Service revenue
Germany	2,267	2,366	(4.2)	0.2	—	(4.0)
Italy	1,234	1,330	(7.2)	0.2	—	(7.0)
UK	1,257	1,255	0.2	(0.9)	0.5	(0.2)
Spain	1,002	1,092	(8.2)	0.3	—	(7.9)
Other Europe	1,103	1,064	3.7	(2.2)	1.0	2.5
Eliminations	(23)	(35)
Europe	6,840	7,072	(3.3)	(0.5)	0.3	(3.5)
Vodacom	1,096	1,113	(1.5)	5.0	—	3.5
Other Markets	1,012	1,136	(10.9)	31.0	(11.8)	8.3

Of which: Turkey	432	491	(12.0)	27.5	(0.5)	15.0
Rest of the World	2,108	2,249	(6.3)	17.7	(5.7)	5.7
Other	123	257
Eliminations	(34)	(58)
Total service revenue	9,037	9,520	(5.1)	5.1	(1.8)	(1.8)
Other revenue	1,783	1,796	(0.7)	(6.7)	5.1	(2.3)
Revenue (IFRS 15 basis)	10,820	11,316	(4.4)	3.2	(0.7)	(1.9)

	IFRS 15
	2018	2017	Reported	Other activity (including M&A)	Foreign exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 31 December - Service revenue
Germany	2,301	2,289	0.5	0.1	—	0.6
Italy	1,284	1,342	(4.3)	0.1	—	(4.2)
UK	1,235	1,228	0.6	—	(0.2)	0.4
Spain	1,039	1,117	(7.0)	0.3	—	(6.7)
Other Europe	1,119	1,078	3.8	(1.5)	1.0	3.3
Eliminations	(25)	(36)
Europe	6,953	7,018	(0.9)	(0.4)	0.2	(1.1)
Vodacom	1,096	1,090	0.6	0.8	—	1.4
Other Markets	1,009	1,176	(14.2)	36.7	(12.3)	10.2

Of which: Turkey	432	522	(17.2)	34.0	(0.5)	16.3
Rest of the World	2,105	2,266	(7.1)	18.2	(5.7)	5.4
Other	109	214
Eliminations	(14)	(53)
Total service revenue	9,153	9,445	(3.1)	5.2	(1.8)	0.3
Other revenue	1,845	2,003
Revenue (IFRS 15 basis)	10,998	11,448	(3.9)	3.4	(0.8)	(1.3)

ADDITIONAL INFORMATION

Regional results for the year ended 31 March

	IAS 18
	Revenue		Adjusted EBITDA		Adjusted operating profit		Capital additions		Operating free cash flow
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Europe
Germany	10,952	10,847	4,098	4,010	1,088	1,050	1,816	1,673	2,425	2,147
Italy	5,882	6,204	2,189	2,329	921	1,049	784	797	1,552	1,607
UK	6,799	7,078	1,527	1,762	(110)	168	804	889	689	408
Spain	4,688	4,978	1,079	1,420	(179)	163	813	863	443	628
Other Europe
Netherlands[1]	—	—	—	—	161	51	—	—	—	—
Portugal	1,030	1,014	386	359	101	61	222	197	165	152
Greece	937	874	301	275	126	96	123	116	177	171
Other	3,165	3,066	941	881	323	257	430	397	519	465
Eliminations	(11)	(13)	—	—	—	—	—	—	—	—
Other Europe	5,121	4,941	1,628	1,515	711	465	775	710	861	788
Eliminations	(116)	(160)	—	—	—	—	—	—	—	—
Europe	33,326	33,888	10,521	11,036	2,431	2,895	4,992	4,932	5,970	5,578

Rest of the World
Vodacom	5,660	5,692	2,155	2,203	1,637	1,594	810	763	1,379	1,453
Other Markets
Turkey	2,344	2,845	542	644	274	270	249	309	308	251
Egypt	1,112	961	514	413	345	270	192	185	329	234
India	—	—	—	—	(689)	135	—	—	—	—
Other	1,408	1,964	339	497	134	184	185	235	132	240
Eliminations	—	—	—	—	—	—	—	—	—	—
Other Markets	4,864	5,770	1,395	1,554	64	859	626	729	769	725
Eliminations	—	—	—	—	—	—	—	—	—	—
Rest of the World	10,524	11,462	3,550	3,757	1,701	2,453	1,436	1,492	2,148	2,178

Other	1,518	1,408	68	(56)	51	(132)	799	897	(1,047)	(755)
Eliminations	(302)	(187)	—	—	—	—	—	—	—	—
Group	45,066	46,571	14,139	14,737	4,183	5,216	7,227	7,321	7,071	7,001

India	1,561	4,670	157	1,030	151	990	366	952	(479)	170

Notes:

1. The share of results of VodafoneZiggo, a 50:50 joint venture, are included in Other Europe.

Revenue — Quarter ended 31 March

Group and Regions

	IAS 18
	Group		Europe		Rest of the World
	2019	2018	2019	2018	2019	2018
	€m	€m	€m	€m	€m	€m

Mobile customer revenue	6,167	6,494	4,442	4,641	1,723	1,848
Mobile incoming revenue	424	486	303	335	138	155
Other service revenue	488	545	307	329	89	119
Mobile service revenue	7,079	7,525	5,052	5,305	1,950	2,122
Fixed service revenue	2,643	2,760	2,338	2,386	250	238
Service revenue	9,722	10,285	7,390	7,691	2,200	2,360
Other revenue	1,414	1,414	758	791	453	539
Revenue	11,136	11,699	8,148	8,482	2,653	2,899

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	(4.8)	(2.5)	(3.9)	(4.3)	(8.5)	3.7
Service revenue	(5.5)	(2.5)	(3.9)	(4.3)	(6.8)	4.9

Operating Companies
	Germany		Italy		UK
	2019	2018	2019	2018	2019	2018
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	1,343	1,317	808	906	892	967
Mobile incoming revenue	48	50	74	86	66	74
Other service revenue	115	134	60	59	68	73
Mobile service revenue	1,506	1,501	942	1,051	1,026	1,114
Fixed service revenue	1,050	1,135	281	254	426	410
Service revenue	2,556	2,636	1,223	1,305	1,452	1,524
Other revenue	143	162	224	228	226	221
Revenue	2,699	2,798	1,447	1,533	1,678	1,745

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	(3.5)	(3.4)	(5.6)	(5.4)	(3.8)	(4.9)
Service revenue	(3.0)	(2.9)	(6.3)	(6.1)	(4.7)	(5.8)

	Spain		Vodacom
	2019	2018	2019	2018
	€m	€m	€m	€m
Mobile customer revenue	589	651	997	1,020
Mobile incoming revenue	30	35	41	42
Other service revenue	33	39	53	78
Mobile service revenue	652	725	1,091	1,140
Fixed service revenue	362	392	73	57
Service revenue	1,014	1,117	1,164	1,197
Other revenue	88	92	263	282
Revenue	1,102	1,209	1,427	1,479

	Growth
	Reported	Organic*	Reported	Organic*
	%	%	%	%
Revenue	(8.9)	(8.6)	(3.5)	2.0
Service revenue	(9.2)	(8.9)	(2.8)	2.5

Notes:

*         All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measures. See “Alternative performance measures” on page 44 for further details and reconciliations to the respective closest equivalent GAAP measure.

Reconciliation of adjusted earnings

	Reported		Discontinued operations	Adjustments[1]	Adjusted
Year ended 31 March 2019	€m		€m	€m	€m
Operating profit/(loss)	(951)		—	4,273	3,322
Amortisation of acquired customer base and brand intangible assets	—		—	583	583
Non-operating income and expense	(7)		—	7	—
Net financing costs	(1,655)		—	286	(1,369)
(Loss)/profit before taxation	(2,613)		—	5,149	2,536
Income tax (expense)/credit	(1,496)		—	792	(704)
(Loss)/profit for the financial year from continuing operations	(4,109)		—	5,941	1,832
Loss for the financial year from discontinued operations	(3,535)		3,535	—	—
(Loss)/profit for the financial year	(7,644)		3,535	5,941	1,832

Attributable to:
— Owners of the parent	(8,020)		3,535	5,936	1,451
— Non-controlling interests	376		—	5	381

Basic (loss)/earnings per share	(29.05	)c			5.26	c

Note:

1.   Adjustments to operating loss of €4,273 million, further details of which are included on page 20, comprise €3,525 million of impairment charges, €486 million of restructuring costs and €262 million of other income and expense.

	Reported		Discontinued operations	Adjustments[1]	Adjusted
Year ended 31 March 2018	€m		€m	€m	€m
Operating profit	4,299		—	(57)	4,242
Amortisation of acquired customer base and brand intangible assets	—		—	974	974
Non-operating income and expense	(32)		—	32	—
Net financing costs	(389)		—	(419)	(808)
Profit before taxation	3,878		—	530	4,408
Income tax credit/(expense)	879		—	(1,707)	(828)
Profit/(loss) for the financial year from continuing operations	4,757		—	(1,177)	3,580
Loss for the financial year from discontinued operations	(1,969)		1,969	—	—
Profit/(loss) for the financial year	2,788		1,969	(1,177)	3,580

Attributable to:
— Owners of the parent	2,439		1,969	(1,190)	3,218
— Non-controlling interests	349		—	13	362

Basic earnings per share	8.78	c			11.59	c

Notes:

1.   Adjustments to operating profit of €57 million, further details of which are included on page 20, comprise €156 million of restructuring costs offset by a credit of €213 million of other income and expense.

Definition of terms

Term	Definition
Adjusted EBIT

Operating profit excluding share of results in associates and joint ventures, impairment losses, amortisation of customer bases and brand intangible assets restructuring costs arising from discrete restructuring plans and other income and expense. The Group’s definition of adjusted EBIT may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted EBITDA

Operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans and other income and expense. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted operating profit	Group adjusted operating profit excludes impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets and other income and expense.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments.
Converged customer	A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Customer costs	Includes acquisition costs, retention costs and expenses related to ongoing commissions.
Depreciation and other amortisation

The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software.

Direct costs	Direct costs include interconnect costs and other direct costs of providing services.
Emerging consumer customers	Consumers in our Emerging Markets.
Emerging Markets	Emerging markets include Turkey, South Africa, Tanzania, the DRC, Mozambique, Lesotho, Egypt and Ghana.
Enterprise	The Group’s customer segment for businesses.
Fixed service revenue	Service revenue relating to provision of fixed line (‘fixed’) and carrier services.
Free cash flow (pre-spectrum)

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring and licence and spectrum payments.

Free cash flow

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries, restructuring payments and licence and spectrum payments. Free cash flow has been redefined during the year to include restructuring and licence and spectrum payments to ensure greater comparability with similarly titled measures and disclosures by other companies.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile customer revenue

Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues, previously disclosed separately, are now combined to simplify the presentation of the Group’s results.

Mobile service revenue	Service revenue relating to the provision of mobile services.
Net debt	Long-term borrowings, short-term borrowings, short-term investments, mark-to-market adjustments and cash collateral on derivative financial instruments less cash and cash equivalents.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Operating expenses	Operating expenses comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Operating free cash flow

Cash generated from operations after cash payments for capital additions (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs.

Organic growth

An alternative performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See “Alternative performance measures” on page 44 for further details.

Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary, Albania and Malta.
Other Rest of the World	Other Rest of the World markets include Turkey, Egypt, Ghana and New Zealand.
Other revenue	Other revenue includes revenue from connection fees and equipment sales.
Regulation

Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues less the increase in visitor revenues.

Reported growth	Reported growth is based on amounts reported in euros as determined under IFRS.
Restructuring costs	Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency.
RGUs	Revenue Generating Units describes the number of fixed line services taken by subscribers.
Roaming	Impact of European roaming, defined as the increase in visitor revenues less the increase in roaming costs and the decline in out-of-bundle roaming revenues.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. See “Alternative performance measures” on page 44 for further details.

SoHo	Small-office-Home-office
Vodafone Business	Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services.

For definitions of other terms please refer to pages 250 to 252 of the Group’s annual report for the financial year ended 31 March 2019.

Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN. The preliminary results will be available on the Vodafone Group Plc website, vodafone.com/investor, from 15 May 2019.

This announcement contains inside information for the purposes of Article 7 of EU regulation 596/2014. The person responsible for arranging the release of this announcement on behalf of Vodafone is Rosemary Martin, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251

Notes:

1.       References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Portrait, the Vodafone Speech mark, Vodafone Broken Speech mark Outline, Vodacom, Vodafone One, The future is exciting. Ready? and M-Pesa, are trade marks owned by Vodafone. Other product and company names mentioned herein may be the trade marks of their respective owners.

2.       All growth rates reflect a comparison to the year ended 31 March 2018 unless otherwise stated.

3.       References to “Q3” and “Q4” are to the quarters ended 31 December 2018 and 31 March 2019, respectively, unless otherwise stated. References to the “second half of the year”, or “H2” are to the six months ended 31 March 2019 unless otherwise stated. References to the “year” or “financial year” are to the financial year ending 31 March 2019 and references to the “last year” or “prior financial year” are to the financial year ended 31 March 2018 unless otherwise stated.

4.       All amounts marked with an “*” represent “organic growth”, which presents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates.

5.       Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

6.       The financial results for India have been derived from our consolidated financial results and this may differ from Vodafone Idea’s financial statements prepared under Indian GAAP, Indian Accounting Standards or IFRS.

7.       Quarterly historical information, including information for service revenue, mobile customers, mobile churn, mobile data usage, mobile ARPU and certain fixed line and convergence metrics, is provided in a spread sheet available at vodafone.com/investor.

8.       This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for organic adjusted EBITDA, free cash flow pre-spectrum, operating expenses and financial leverage for the financial year ending 31 March 2020; prospects for the 2020 financial year; operating expenses for the financial year ending 31 March 2021; expectations for the Group’s future performance generally, including growth and capital expenditure; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, spectrum auctions and awards, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently including 5G networks, the Group’s partnership with IBM, sharing infrastructure and its benefits, such as the cumulative cash benefit from the agreement with Orange in Spain, and the expansion of NGN broadband within Vodafone’s European footprint; expectations regarding free cash flow, foreign exchange rate movements and tax rates; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses including in respect of the acquisition of Liberty Global’s cable assets, the merger of Vodafone India and Ideal Cellular and the VodafoneZigo joint venture and the expected synergies, cost and capex savings, run-rate savings and NPV from each; the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential legislative and regulatory changes, including approvals, reviews and consultations.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” ,”prepares” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber attacks, insider threats or supplier breaches; general economic and political conditions of the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to expand its spectrum position, win 3G and 4G allocations and realise expected synergies and benefits associated with 3G and 4G; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2018. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2019

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 14, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary